FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Dated November 4, 2004

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 4, 2004

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Media Relations CREDIT SUISSE GROUP P.O. Box 1 CH-8070 Zurich www.credit-suisse.com Telephone +41 1 333 88 44 Telefax +41 1 333 88 77 media.relations@credit-suisse.com

Credit Suisse Group Reports Net Income of CHF 4.7 Billion for the First Nine Months of 2004, with Net Income of CHF 1.4 Billion for the Third Quarter of 2004

Banking Businesses Deliver Mixed Third Quarter 2004 Results, as Reduced Levels of Market and Client Activity Offset Good Performance in Many Areas

Winterthur Reaffirms Core Earnings Strength, Achieving Solid Results with Healthy Premium Growth for the First Nine Months of 2004

Financial Highlights

in CHF million	9 mths	Change in %	3Q2004	Change in %	Change in %
	2004	vs 9 mths 2003		vs 2Q2004	vs 3Q2003

Net revenues	41,817	8	11,753	(13)	0

Total operating expenses	18,508	(7)	5,939	(5)	(4)

Net income	4,669	-	1,351	(7)	414

Return on equity	17.7%	-	15.3%	-	-

Basic earnings per share (in CHF)	3.98	-	1.16	-	-

BIS tier 1 ratio	11.8%	-	-	-	-

Zurich, November 4, 2004 – Credit Suisse Group today reported net income of CHF 1,351 million for the third quarter of 2004, compared to net income of CHF 1,457 million in the previous quarter. For the first nine months of 2004, the Group recorded net income of CHF 4,669 million. Private Banking reported seasonally lower third quarter 2004 results versus the second quarter, while Corporate & Retail Banking continued to deliver a solid performance; both segments recorded good results for the first nine months of the year. Credit Suisse First Boston reported improved fixed income trading and investment banking advisory revenues but lower equity trading and underwriting revenues and lower private equity gains compared to the second quarter of 2004. In the insurance business, both Life & Pensions and Non-Life produced solid results for the first nine months of 2004. Third quarter 2004 net income at Credit Suisse First Boston and Winterthur included favorable tax impacts totaling CHF 257 million. Credit Suisse Group’s return on equity was 15.3% in the third quarter and 17.7% in the first nine months of 2004.

Oswald J. Grübel, CEO of Credit Suisse Group, stated, “Overall, Credit Suisse Group reported solid net income for the first nine months of the year, while it experienced a mixed third quarter against a backdrop of subdued market sentiment, significantly reduced client activity and normal seasonal effects.”

Turning to the individual businesses, he added, “In Private Banking, we reported seasonally lower results but underscored our ability to produce solid earnings. Corporate & Retail Banking confirmed its importance as a stable source of earnings, again delivering solid results. Credit Suisse First Boston achieved improvements in certain areas − and we are nearing completion of a comprehensive strategic review of its business and expect to announce our conclusions shortly. Our insurance business, Winterthur, delivered a very positive performance, reaffirming its core earnings strength in the first nine months of the year.”

He concluded, “We have the people, the capital strength and the necessary expertise to further enhance our existing platform and to realize our full potential. With our well-known track record in innovation, Credit Suisse Group is well positioned to close the gaps in performance and drive the business forward, while focusing on providing clients with products and services that create value in a less predictable market environment.”

Credit Suisse business unit

Credit Suisse Results

in CHF million		9 mths	Change in %	3Q2004	Change in %	Change in %
		2004	vs 9 mths 2003		vs 2Q2004	vs 3Q2003

Private Banking	Net revenues	5,453	16	1,644	(12)	(4)
segment	Total op. expenses	3,150	8	994	(8)	(3)
	Net income	1,857	42	511	(23)	0

Corporate &	Net revenues	2,545	3	808	(15)	(11)
Retail Banking	Total op. expenses	1,574	(2)	527	(5)	(3)
segment	Net income	644	20	199	(22)	(9)

Credit Suisse	Net revenues	7,998	12	2,452	(13)	(6)
business unit	Total op. expenses	4,724	4	1,521	(7)	(3)
	Net income	2,501	36	710	(23)	(2)

Private Banking reported net income of CHF 511 million in the third quarter of 2004, down 23% compared to the second quarter of 2004, primarily reflecting a decrease in transaction-related income which offset further efficiency gains. The gross margin declined to 122 basis points in the third quarter of 2004, as the transaction-driven margin decreased in line with client activity, while the asset-based margin remained stable at 81 basis points. For the first nine months of 2004, Private Banking recorded net income of CHF 1,857 million and its gross margin stood at 136 basis points.

Corporate & Retail Banking posted solid net income of CHF 199 million in the third quarter of 2004, down 22% versus the very strong previous quarter, reflecting the impact of lower revenues despite a reduction in costs. Credit provisions were reduced by a further CHF 40 million compared to the second quarter of 2004. For the first nine months of the year, Corporate & Retail Banking achieved net income of CHF 644 million, and its return on average allocated capital was 17.0%.

Credit Suisse First Boston business unit

CSFB Results

in CHF million		9 mths	Change in %	3Q2004	Change in %	Change in %
		2004	vs 9 mths 2003		vs 2Q2004	vs 3Q2003

Institutional	Net revenues	10,214	8	3,083	(2)	18
Securities	Total op. expenses	8,736	9	2,780	(3)	18
segment	Net income	1,044	31	292	126	125

Wealth & Asset	Net revenues	3,174	56	809	(46)	14
Management	Total op. expenses	1,864	2	604	(5)	(3)
segment	Net income	467	126	30	(90)	(59)

CSFB	Net revenues	13,388	16	3,892	(16)	17
business unit	Total op. expenses	10,600	8	3,384	(3)	14
	Net income	1,511	51	322	(25)	59

Institutional Securities reported net income of CHF 292 million in the third quarter of 2004, including the release of tax contingency accruals totaling CHF 126 million following the favorable resolution of matters with the local tax authorities. Performance in the third quarter of 2004 reflected improved fixed income trading and investment banking advisory revenues, and lower levels of equity trading and underwriting revenues, versus the second quarter of 2004. Total operating expenses decreased 3% compared to the second quarter of 2004, with compensation and benefits down 13%. For the first nine months of the year, Institutional Securities reported net income of CHF 1,044 million.

Wealth & Asset Management reported net income of CHF 30 million in the third quarter of 2004, down from CHF 301 million in the second quarter of 2004, which included significant private equity investment-related gains. Third quarter net revenues decreased 46% compared to the previous quarter, reflecting a subdued period in the harvesting cycle of private equity investments and lower minority interest-related revenue. Total operating expenses were down 5% compared to the second quarter of 2004, reflecting a reduction in other expenses due to lower commission expense. For the first nine months of the year, Wealth & Asset Management recorded net income of CHF 467 million.

Winterthur business unit

Winterthur Results

in CHF million		9 mths	Change in %	3Q2004	Change in %	Change in %
		2004	vs 9 mths 2003		vs 2Q2004	vs 3Q2003

Life & Pensions	Net revenues	11,970	(3)	2,717	(16)	(8)
segment	Total op. expenses	1,366	(54)	433	(10)	(17)
	Net income	370	-	164	145	-

Non-Life	Net revenues	8,980	8	2,869	(4)	0
segment	Total op. expenses	2,228	(18)	712	(9)	(42)
	Net income	383	-	198	141	-

Winterthur	Net revenues	20,950	2	5,586	(10)	(4)
business unit	Total op. expenses	3,594	(37)	1,145	(10)	(34)
	Net income	753	-	362	143	-

Life & Pensions reported third quarter 2004 net income of CHF 164 million, which included an increase in the valuation of deferred tax assets related to tax loss carry-forwards totaling CHF 72 million. For the first nine months of the year, Life & Pensions reported net income of CHF 370 million, compared to a net loss of CHF 1,859 million in the first nine months of 2003.
Total business volume, which includes deposits from policyholders and gross premiums written, increased 1.9% compared to the first nine months of 2003. Administration expenses declined 8% compared to the same period, and the expense ratio improved by 0.6 percentage points to 9.2%. Net investment income rose 5% to CHF 3,306 million, and the return on investments allocated to traditional life policies was 4.7%, compared to 4.6% in the same period of 2003.

Non-Life recorded third quarter 2004 net income of CHF 198 million, which included an increase in the valuation of deferred tax assets related to tax loss carry-forwards totaling CHF 59 million. For the first nine months of the year, Non-Life reported net income of CHF 383 million, compared to a net loss of CHF 429 million in the first nine months of 2003. Net premiums earned rose 5% compared to the first nine months of 2003, reflecting both tariff and volume increases across most markets. The combined ratio improved 2.8 percentage points to 99.7%, the claims ratio decreased by 1.2 percentage points and the segment’s expense ratio fell 1.6 percentage points compared to the first nine months of 2003. Net investment income rose by CHF 197 million, and the total investment return was 4.7%, compared to 4.0% in the same period of last year.

Overall, the Winterthur business unit reported solid net income of CHF 753 million for the first nine months of 2004. This result includes a number of charges relating to restructuring, discontinued businesses and an initial provision for the mandatory participation in profits to policyholders prescribed by the Swiss government, all of which occurred in the first half of 2004. In addition to its results, Winterthur today announced that it is to sell its Canadian subsidiary L'Unique Compagnie d'Assurances Générales to La Capitale Assurances Générales Inc. for a consideration of CAD 48 million. Following the divestiture, Winterthur will continue to have a presence in Canada via its other subsidiary, The Citadel.

Net New Assets

Net New Assets and Assets under Management (AuM) for the third quarter 2004

in CHF billion	Net New Assets	Total AuM	Change in AuM in
			% vs 30.6.04

Private Banking	3.8	544.3	1.3
Corporate & Retail Banking	0.2	52.8	(0.9)

Institutional Securities	0.2	16.5	1.2
Wealth & Asset Management	0.1	477.4	(0.1)

Life & Pensions	0.4	116.4	(0.9)
Non-Life	n/ a	24.8	(2.0)

Credit Suisse Group	4.7	1,232.2	0.4

n/a: not applicable

Private Banking reported CHF 3.8 billion of net new assets for the third quarter of 2004, with healthy inflows particularly from key markets in Europe and Asia. With an annualized year-to-date growth rate of 5.9%, Private Banking continued to exceed its mid-term target of 5%. Wealth & Asset Management recorded net new assets of CHF 0.1 billion, as inflows of CHF 1.2 billion in the Alternative Capital Division and of CHF 1.0 billion at Credit Suisse Asset Management were offset by CHF 2.1 billion of outflows in Private Client Services. Overall, Credit Suisse Group generated net new assets of CHF 4.7 billion for the third quarter of 2004. Its total assets under management stood at CHF 1,232.2 billion as of September 30, 2004, an increase of 0.4% compared to June 30, 2004.

Outlook
Credit Suisse Group is confident it can achieve a good result for the full year 2004. The Group does not anticipate that the overall market for financial services will grow significantly over the next few quarters. Consequently, it expects that earnings growth can be achieved primarily through tight cost management and increased market share. The Group’s new integrated management structure will further enhance cooperation throughout the company and allow clients to be served across multiple business lines. This should pave the way for the more efficient allocation of capital and other resources, which will be deployed with a view to expanding Credit Suisse Group’s key businesses.

Enquiries

Credit Suisse Group, Media Relations        Telephone     +41 1 333 88 44

Credit Suisse Group, Investor Relations      Telephone     +41 1 333 31 69

For additional information on Credit Suisse Group’s results for the third quarter of 2004, please refer to the Group’s Quarterly Report Q3 2004, as well as the Group’s slide presentation for analysts and the press, posted on the Internet at: www.credit-suisse.com/results.

Credit Suisse Group
Credit Suisse Group is a leading global financial services company headquartered in Zurich. It provides private clients and small and medium-sized companies with private banking and financial advisory services, and pension and insurance solutions from Winterthur. In the area of investment banking, it serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,000 staff worldwide. As of September 30, 2004, it reported assets under management of CHF 1,232.2 billion.

Cautionary Statement Regarding Forward-Looking Information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Back to Contents

Presentation of Credit Suisse Group’s Third Quarter 2004 Results
via Audio Webcast and Telephone Conference

Date	Thursday, November 4, 2004

Time	10.00 CET / 09.00 GMT / 04.00 EST

Speaker	Renato Fassbind, Chief Financial Officer of Credit Suisse Group

The presentation will be held in English.

Audio webcast	www.credit-suisse.com/results

Telephone	Europe: +41 91 610 5600
UK: +44 207 107 0611
USA: +1 866 291 4166

Reference: ‘Credit Suisse Group quarterly results’

Q&A	You will have the opportunity to ask questions via the telephone conference following the presentation.

Playback	An audio playback facility will be available approximately one hour after the event. Please dial:
Europe: +41 91 612 4330
UK: +44 207 866 4300
USA: +1 412 858 0088

Conference ID: 051#

Note	We recommend that you dial in approximately ten minutes before the start of the presentation for the audio webcast and telephone conference. Further instructions and technical test functions are now available on our website.

Letter to Shareholders Q3 2004

Dear Shareholders,

Credit Suisse Group recorded net income of CHF 1,351 million in the third quarter of 2004, versus net income of CHF 1,457 million in the second quarter of 2004. In the first nine months of 2004, the Group recorded net income of CHF 4,669 million. All banking segments felt the effects of low levels of client activity as well as significant market uncertainties caused by geopolitical issues and higher energy prices, while the insurance segments demonstrated good progress towards continued profitability.

Credit Suisse Group recorded net income of CHF 1,351 million in the third quarter of 2004. At Credit Suisse, results were lower at Private Banking in line with seasonality and the challenging environment, and solid at Corporate & Retail Banking. Credit Suisse First Boston showed improvements in many areas, from a low basis in the second quarter of 2004. Winterthur reported good quarterly net income that adds up to a very good year-to-date result showing a firm trend towards continued earnings generation.

Net income of CHF 511 million in Private Banking reflects the expected seasonality and low client activity worsened by weak markets, which negatively impacted transaction-based commissions and trading income. Asset-based revenues remained strong. Efficiency gains were solid, especially in light of the expansion of the distribution force, particularly in Private Banking’s international operations. Corporate & Retail Banking was less affected by the market environment, reporting net income of CHF 199 million in the third quarter. Once again, both Corporate & Retail Banking and Private Banking underscored their ability to produce solid revenues.

Despite a weak market environment, Institutional Securities performed reasonably well – particularly in fixed income trading, recording net income of CHF 292 million. However, performance was constrained by weakness in the business mix, which we will continue to actively address through sharpened focus and disciplined risk-taking. Wealth & Asset Management reported net income of CHF 30 million, down from the second quarter reflecting a subdued period in the harvesting cycle of private equity investments. Credit Suisse First Boston is reviewing its overall strategic direction with the aim of closing competitive gaps in the medium term.

Winterthur achieved net income of CHF 362 million in the third quarter of 2004, demonstrating a firm trend towards continued earnings generation. During 2004, both Life & Pensions and Non-Life recorded satisfactory growth, made progress towards reducing administration expenses, and recorded strong investment income. Winterthur continues to focus on profitability and operational efficiency.

Credit Suisse Group’s return on equity was 15.3% in the third quarter and 17.7% in the first nine months of 2004.

Net new assets
Credit Suisse Group generated net new assets of CHF 4.7 billion for the third quarter of 2004. Private Banking contributed CHF 3.8 billion of net new assets, with healthy inflows particularly from key markets in Europe and Asia . With an annualized year-to-date growth rate of 5.9%, Private Banking continued to exceed its mid-term target of 5%. Wealth & Asset Management recorded net new assets of CHF 0.1 billion, as inflows of CHF 1.2 billion in the Alternative Capital Division and of CHF 1.0 billion at Credit Suisse Asset Management were offset by CHF 2.1 billion of outflows in Private Client Services.

Equity capital
Credit Suisse Group’s consolidated BIS tier 1 ratio was 11.8% as of September 30, 2004, up from 11.6% as of June 30, 2004. This increase was attributable to continued earnings generation combined with stable risk-weighted assets. The Group’s shareholders’ equity as of September 30, 2004 increased to CHF 36.1 billion from CHF 35.3 billion as of June 30, 2004.

Private Banking
Private Banking reported net income of CHF 511 million in the third quarter of 2004, down 23% compared to the second quarter of 2004, primarily reflecting a decrease in transaction-related income which offset further efficiency gains. The gross margin declined to 122 basis points in the third quarter of 2004, as the transaction-driven margin decreased in line with client activity, while the asset-based margin remained stable at 81 basis points. For the first nine months of 2004, Private Banking recorded net income of CHF 1,857 million and its gross margin stood at 136 basis points.

Corporate & Retail Banking
Corporate & Retail Banking posted solid net income of CHF 199 million in the third quarter of 2004, down 22% versus the very strong previous quarter, reflecting the impact of lower revenues despite a reduction in costs. Credit provisions were reduced by a further CHF 40 million compared to the second quarter of 2004. For the first nine months of the year, Corporate & Retail Banking achieved net income of CHF 644 million, and its return on average allocated capital was 17.0%.

Institutional Securities
Institutional Securities reported net income of CHF 292 million in the third quarter of 2004, including the release of tax contingency accruals totaling CHF 126 million following the favorable resolution of matters with the local tax authorities. Performance in the third quarter of 2004 reflected improved fixed income trading and investment banking advisory revenues and lower levels of equity trading and underwriting revenues versus the second quarter of 2004. Total operating expenses decreased 3% compared to the second quarter of 2004, with compensation and benefits down 13%. For the first nine months of the year, Institutional Securities reported net income of CHF 1,044 million.

Wealth & Asset Management
Wealth & Asset Management reported net income of CHF 30 million in the third quarter of 2004, down from CHF 301 million in the second quarter of 2004, which included significant private equity investment-related gains. Third quarter net revenues decreased 46% compared to the previous quarter, reflecting a subdued period in the harvesting cycle of private equity investments and lower minority interest-related revenue. Total operating expenses were down 5% compared to the second quarter of 2004, reflecting a reduction in other expenses due to lower commission expense. For the first nine months of the year, Wealth & Asset Management recorded net income of CHF 467 million.

Life & Pensions
Life & Pensions reported third quarter 2004 net income of CHF 164 million, which included an increase in the valuation of deferred tax assets related to tax loss carry-forwards totaling CHF 72 million. For the first nine months of the year, Life & Pensions reported net income of CHF 370 million, compared to a net loss of CHF 1,859 million in the first nine months of 2003. Total business volume, which includes deposits from policyholders and gross premiums written, increased 1.9% compared to the first nine months of 2003. Administration expenses declined 8% compared to the same period, and the expense ratio improved by 0.6 percentage points to 9.2%. Net investment income rose 5% to CHF 3,306 million, and the return on investments allocated to traditional life policies was 4.7%, compared to 4.6% in the same period of 2003.

Non-Life
Non-Life recorded third quarter 2004 net income of CHF 198 million, which included an increase in the valuation of deferred tax assets related to tax loss carry-forwards totaling CHF 59 million. For the first nine months of the year, Non-Life reported net income of CHF 383 million, compared to a net loss of CHF 429 million in the first nine months of 2003. Net premiums earned rose 5% compared to the first nine months of 2003, reflecting both tariff and volume increases across most markets. The combined ratio improved 2.8 percentage points to 99.7%, the claims ratio decreased by 1.2 percentage points and the segment’s expense ratio fell 1.6 percentage points compared to the first nine months of 2003. Net investment income rose by CHF 197 million, and the total investment return was 4.7%, compared to 4.0% in the same period of last year.

Outlook
Credit Suisse Group is confident it can achieve a good result for the full year 2004. The Group does not anticipate that the overall market for financial services will grow significantly over the next few quarters. Consequently, it expects that earnings growth can be achieved primarily through tight cost management and increased market share. The Group’s new integrated management structure will further enhance cooperation throughout the company and allow clients to be served across multiple business lines. This should pave the way for the more efficient allocation of capital and other resources, which will be deployed with a view to expanding Credit Suisse Group’s key businesses.

Oswald J. Grübel
November 2004

Segment reporting

Net revenues
				9 months

in CHF m	3Q2004	2Q2004	3Q2003	2004	2003

Private Banking	1,644	1,869	1,716	5,453	4,681
Corporate & Retail Banking	808	950	904	2,545	2,467
Institutional Securities 1)	3,083	3,134	2,619	10,214	9,485
Wealth & Asset Management 2)	809	1,499	711	3,174	2,034
Life & Pensions	2,717	3,225	2,967	11,970	12,348
Non-Life	2,869	2,990	2,859	8,980	8,285
Corporate Center	(177)	(162)	(50)	(519)	(757)

Credit Suisse Group	11,753	13,505	11,726	41,817	38,543

1) Including CHF 48 million, CHF 53 million and CHF 141 million in 3Q2004, 2Q2004 and 9 months 2004, respectively, from minority interest revenues relating to the FIN 46R consolidation.
2) Including CHF 174 million, CHF 462 million and CHF 704 million in 3Q2004, 2Q2004 and 9 months 2004, respectively, from minority interest revenues relating to the FIN 46R consolidation.

Net income
				9 months

in CHF m	3Q2004	2Q2004	3Q2003	2004	2003

Private Banking	511	665	510	1,857	1,307
Corporate & Retail Banking	199	256	218	644	536
Institutional Securities	292	129	130	1,044	796
Wealth & Asset Management	30	301	73	467	207
Life & Pensions	164	67	(41)	370	(1,859)
Non-Life	198	82	(612)	383	(429)
Corporate Center	(43)	(43)	(15)	(96)	(572)

Credit Suisse Group	1,351	1,457	263	4,669	(14)

Consolidated statements of income (unaudited)
				Change	Change			Change
				in % from	in % from	9 months		in % from

in CHF m	3Q2004	2Q2004	3Q2003	2Q2004	3Q2003	2004	2003	2003

Interest and dividend income	7,622	7,896	7,121	(3)	7	23,259	21,151	10
Interest expense	(4,848)	(4,537)	(3,950)	7	23	(14,047)	(12,465)	13

Net interest income	2,774	3,359	3,171	(17)	(13)	9,212	8,686	6

Commissions and fees	3,307	3,418	3,457	(3)	(4)	10,288	9,649	7
Trading revenues	931	712	233	31	300	3,159	2,734	16
Realized gains/(losses) from investment securities, net	128	198	513	(35)	(75)	854	1,183	(28)
Insurance net premiums earned	4,202	4,704	4,549	(11)	(8)	16,319	16,618	(2)
Other revenues	411	1,114	(197)	(63)	–	1,985	(327)	–

Total noninterest revenues	8,979	10,146	8,555	(12)	5	32,605	29,857	9

Net revenues	11,753	13,505	11,726	(13)	0	41,817	38,543	8

Policyholder benefits, claims and dividends	4,117	4,622	4,386	(11)	(6)	16,331	16,394	0
Provision for credit losses	38	133	113	(71)	(66)	205	424	(52)

Total benefits, claims and credit losses	4,155	4,755	4,499	(13)	(8)	16,536	16,818	(2)

Insurance underwriting, acquisition and administration expenses	1,047	1,115	1,110	(6)	(6)	3,219	3,297	(2)
Banking compensation and benefits	2,802	3,087	2,482	(9)	13	9,317	8,516	9
Other expenses	2,077	1,995	2,559	4	(19)	5,895	6,385	(8)
Goodwill impairment	0	0	0	–	–	0	1,510	–
Restructuring charges	13	60	32	(78)	(59)	77	92	(16)

Total operating expenses	5,939	6,257	6,183	(5)	(4)	18,508	19,800	(7)

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1,659	2,493	1,044	(33)	59	6,773	1,925	252

Income tax expense	114	442	267	(74)	(57)	1,126	943	19
Dividends on preferred securities for consolidated entities	0	0	34	–	–	0	99	–
Minority interests, net of tax	205	548	(9)	(63)	–	872	(2)	–

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	1,340	1,503	752	(11)	78	4,775	885	440

Income/(loss) from discontinued operations, net of tax	11	(46)	(477)	–	–	(100)	(351)	(72)
Extraordinary items, net of tax	0	0	0	–	–	0	5	–
Cumulative effect of accounting changes, net of tax	0	0	(12)	–	–	(6)	(553)	(99)

Net income/(loss)	1,351	1,457	263	(7)	414	4,669	(14)	–

Return on equity	15.3%	16.6%	3.0%	–	–	17.7%	(0.1%)	–

Earnings per share in CHF
Basic earnings per share	1.16	1.26	0.22	–	–	3.98	(0.01)	–
Diluted earnings per share	1.15	1.22	0.23	–	–	3.91	(0.01)	–

Key figures
				Change	Change
				in % from	in % from
in CHF m, except where indicated	30.09.04	30.06.04	31.12.03	30.06.04	31.12.03

Total assets	1,119,881	1,131,684	1,004,308	(1)	12
Shareholders' equity	36,100	35,284	33,991	2	6

Assets under management in CHF bn	1,232.2	1,227.3	1,181.1	0	4

Market price per registered share in CHF	39.85	44.50	45.25	(10)	(12)

Market capitalization	44,209	49,238	51,149	(10)	(14)

Book value per share in CHF	32.54	31.89	30.07	2	8

BIS tier 1 ratio	11.8%	11.6%	11.7%	–	–
BIS total capital ratio	16.2%	16.2%	17.4%	–	–

Additional information
Additional information on the Credit Suisse Group’s third quarter 2004 results can be obtained in the Quarterly Report 3/04 and the analysts’ presentation, which are available on our website at: www.credit-suisse.com/results. The Quarterly Report (English only) can be ordered at Credit Suisse, ULLM 23, Uetlibergstrasse 231, 8070 Zurich, fax: +41 1 332 7294.

Cautionary Statement Regarding Forward-Looking Information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich
Switzerland
Tel. +41 1 212 1616
Fax +41 1 333 2587
www.credit-suisse.com

English

5520194

QUARTERLY REPORT 2004 Q3

Credit Suisse Group is a leading global financial services company headquartered in Zurich. It provides private clients and small and medium-sized companies with private banking and financial advisory services, and pension and insurance solutions from Winterthur. In the area of investment banking, it serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,000 staff worldwide.

QUARTERLY REPORT 2004
Cautionary statement regarding forward-looking information
EDITORIAL
CREDIT SUISSE GROUP FINANCIAL HIGHLIGHTS Q3/2004
CREDIT SUISSE GROUP
Revenues and expenses
Net new assets
Provision for credit losses
Equity capital
Outlook
Credit Suisse Group structure
RISK MANAGEMENT
Economic Risk Capital trends
Trading risks
Loan exposure
CSFB backtesting
CSFB trading revenue distribution, third quarter of 2004
CREDIT SUISSE
Private Banking
Corporate & Retail Banking
CREDIT SUISSE FIRST BOSTON
Institutional Securities
Wealth & Asset Management
WINTERTHUR
Life & Pensions
Non-Life
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS | CREDIT SUISSE GROUP
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS | UNAUDITED
Notes to the condensed consolidated financial statements
Basis of presentation
Share-based compensation
New accounting pronouncements
Financial instruments with off-balance sheet risk
Guarantees
Other off-balance sheet commitments
Variable interest entities
Collateralized debt obligations
Commercial paper conduits
Financial intermediation
INFORMATION FOR INVESTORS

Cautionary statement regarding forward-looking information
This Quarterly Report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

EDITORIAL

Oswald J. Grübel
Chief Executive Officer
Credit Suisse Group

Dear shareholders, clients and colleagues

The financial markets presented a number of challenges in the third quarter of 2004, with significantly reduced market volumes reflecting seasonality, historically low volatility and the absence of clear market trends. These developments – coupled with concerns about the near-term economic outlook and high energy prices – resulted in subdued market sentiment, which dampened client activity and narrowed trading opportunities.

Against this backdrop, Credit Suisse Group recorded net income of CHF 1,351 million in the third quarter of 2004. At Credit Suisse, results were lower at Private Banking in line with seasonality and the challenging environment, and solid at Corporate & Retail Banking. Credit Suisse First Boston showed improvements in many areas, from a low basis in the second quarter of 2004. Winterthur reported good quarterly net income that adds up to a very good year-to-date result showing a firm trend towards continued earnings generation.

Net income of CHF 511 million in Private Banking reflects the expected seasonality and low client activity worsened by weak markets, which negatively impacted transaction-based commissions and trading income. Asset-based revenues remained strong. Efficiency gains were solid, especially in light of the expansion of the distribution force, particularly in Private Banking’s international operations. Corporate & Retail Banking was less affected by the market environment, reporting net income of CHF 199 million in the third quarter. Once again, both Corporate & Retail Banking and Private Banking underscored their ability to produce solid revenues.

Despite a weak market environment, Institutional Securities performed reasonably well – particularly in fixed income trading, recording net income of CHF 292 million. However, performance was constrained by weakness in the business mix, which we will continue to actively address through sharpened focus and disciplined risk-taking. Wealth & Asset Management reported net income of CHF 30 million, down from the second quarter reflecting a subdued period in the harvesting cycle of private equity investments. Credit Suisse First Boston is reviewing its overall strategic direction with the aim of closing competitive gaps in the medium term.

Winterthur achieved net income of CHF 362 million in the third quarter of 2004, demonstrating a firm trend towards continued earnings generation. During 2004, both Life & Pensions and Non-Life recorded satisfactory growth, made progress towards reducing administration expenses, and recorded strong investment income. Winterthur continues to focus on profitability and operational efficiency.

Credit Suisse Group’s businesses are well-positioned to seize growth opportunities. We have the people, the capital strength and the know-how to improve our platform, as well as the determination to realize our full potential. Moreover, in view of the Group’s well-known track record in innovation, I am confident that, going forward, we can close remaining gaps while continuing to offer our clients outstanding products and services that create value in a less predictable market environment.

Oswald J. Grübel
November 2004

CREDIT SUISSE GROUP FINANCIAL HIGHLIGHTS Q3/2004

Credit Suisse Group financial highlights
				Change	Change			Change
				in % from	in % from	9 months		in % from

in CHF m, except where indicated	3Q2004	2Q2004	3Q2003	2Q2004	3Q2003	2004	2003	2003

Consolidated income statement
Net revenues	11,753	13,505	11,726	(13)	0	41,817	38,543	8
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	1,340	1,503	752	(11)	78	4,775	885	440
Net income/(loss)	1,351	1,457	263	(7)	414	4,669	(14)	–

Return on equity	15.3%	16.6%	3.0%	–	–	17.7%	(0.1%)	–

Earnings per share
Basic earnings per share in CHF	1.16	1.26	0.22	–	–	3.98	(0.01)	–
Diluted earnings per share in CHF	1.15	1.22	0.23	–	–	3.91	(0.01)	–

Net new assets in CHF bn	4.7	9.1	1.4	–	–	29.4	0.3	–

				Change	Change
				in % from	in % from
in CHF m, except where indicated	30.09.04	30.06.04	31.12.03	30.06.04	31.12.03

Assets under management in CHF bn	1,232.2	1,227.3	1,181.1	0	4

Consolidated balance sheet
Total assets	1,119,881	1,131,684	1,004,308	(1)	12
Shareholders' equity	36,100	35,284	33,991	2	6

Consolidated BIS capital data 1)
Risk-weighted assets	203,591	202,589	190,761	–	–
Tier 1 ratio	11.8%	11.6%	11.7%	–	–
Total capital ratio	16.2%	16.2%	17.4%	–	–

Number of employees
Switzerland – banking segments	19,442	19,089	19,301	2	1
Switzerland – insurance segments	6,246	6,336	6,426	(1)	(3)
Outside Switzerland – banking segments	21,579	20,775	20,310	4	6
Outside Switzerland – insurance segments	13,417	13,372	14,440	0	(7)

Number of employees (full-time equivalents)	60,684	59,572	60,477	2	0

Stock market data
Market price per registered share in CHF	39.85	44.50	45.25	(10)	(12)
Market price per American Depositary Share in USD	31.94	35.81	36.33	(11)	(12)
Market capitalization	44,209	49,238	51,149	(10)	(14)
Market capitalization in USD m	35,434	39,623	41,066	(11)	(14)
Book value per share in CHF	32.54	31.89	30.07	2	8

Shares outstanding	1,109,392,268	1,106,464,994	1,130,362,948	0	(2)

1) All calculations through December 31, 2003 are on the basis of Swiss GAAP. For further details see page 5.

Further information for investors is presented on page 44.

CREDIT SUISSE GROUP

Credit Suisse Group recorded net income of CHF 1,351 million in the third quarter of 2004, versus net income of CHF 263 million in the third quarter of 2003 and CHF 1,457 million in the second quarter of 2004. In the first nine months of 2004, the Group recorded net income of CHF 4,669 million. All banking segments felt the effects of low levels of client activity as well as significant market uncertainties caused by geopolitical issues and higher energy prices, while the insurance segments demonstrated good progress towards continued profitability. Since the announcement in June of the realignment of the Group’s management structure, momentum has increased in implementing a more integrated approach.

Private Banking and Corporate & Retail Banking have implemented a joint management structure and strengthened their cooperation, especially in the area of client coverage. Within Institutional Securities and Wealth & Asset Management, strategic direction has been a key focus of the new management team. This strategic review is focused on generating above-market growth in revenues by leveraging existing franchise business and closing gaps in core business areas. The insurance units combined their life and non-life organizations in Switzerland with the aim of increasing operational efficiency and strengthening their leading position within the Swiss market.

Private Banking reported net income of CHF 511 million in the third quarter of 2004, in line with seasonality and the challenging market environment. This result was virtually unchanged compared to the third quarter of 2003 and down CHF 154 million, or 23%, compared to the second quarter of 2004. The decline compared to the previous quarter was mainly due to lower client activity, as reflected in lower transaction-related income.

Corporate & Retail Banking recorded a solid third quarter 2004 result, reporting net income of CHF 199 million, down CHF 19 million, or 9%, versus the corresponding period of 2003.

During the third quarter of 2004, Private Banking and Corporate & Retail Banking were only marginally impacted by changes in the fair value of interest rate derivatives used for risk management purposes that do not qualify for hedge accounting.

Institutional Securities reported an increase in net income of CHF 162 million, or 125%, to CHF 292 million in the third quarter of 2004, compared to the third quarter of 2003, due largely to significantly higher fixed income trading, which was partially offset by lower equity trading and equity underwriting results. The quarter was positively impacted by the release of tax contingency accruals totaling CHF 126 million following the favorable resolution of matters with local tax authorities.

Wealth & Asset Management reported net income of CHF 30 million for the third quarter of 2004, a decline of CHF 43 million, or 59%, compared to the third quarter of 2003, and down CHF 271 million, or 90%, compared to the second quarter of 2004. This decrease was due mainly to lower realized private equity investment-related gains.

Life & Pensions reported net income of CHF 164 million in the third quarter of 2004. Total business volume increased, in particular the unit-linked business. The traditional business in Switzerland saw declines, reflecting current market trends. The results were further positively impacted by an increase in the valuation of deferred tax assets on net operating losses created in prior years amounting to CHF 72 million.

Non-Life achieved a significant improvement in its combined ratio and a marked increase in net investment income, reporting net income of CHF 198 million for the third quarter of 2004. In addition, the third quarter results were favorably impacted by an increase in the valuation of deferred tax assets on net operating losses created in prior years amounting to CHF 59 million.

The Group’s basic earnings per share in the third quarter of 2004 were CHF 1.16, compared to CHF 0.22 in the third quarter of 2003 and CHF 1.26 in the second quarter of 2004. Return on equity was 15.3% in the third quarter of 2004, versus 3.0% in the third quarter of 2003 and 16.6% in the second quarter of 2004.

Revenues and expenses
Third quarter 2004 net revenues amounted to CHF 11,753 million, virtually unchanged compared to the third quarter of 2003 and down CHF 1,752 million, or 13%, compared to the second quarter of 2004.

Net revenues in Private Banking totaled CHF 1,644 million in the third quarter of 2004, representing a decrease of 4% versus the third quarter of 2003, and a decrease of 12% versus the second quarter of 2004, primarily driven by reduced transaction-related revenues.

Corporate & Retail Banking recorded net revenues of CHF 808 million, down 11% versus the third quarter of 2003, due mainly to lower trading revenues.

Institutional Securities contributed net revenues of CHF 3,083 million, up CHF 464 million, or 18%, compared to the third quarter of 2003. This increase was primarily due to stronger fixed income trading results and was partially offset by lower equity trading and equity underwriting results.

Wealth & Asset Management reported net revenues of CHF 809 million for the third quarter of 2004. Excluding the attribution of minority interests, net revenues amounted to CHF 635 million, a decline of CHF 76 million, or 11%, compared to the third quarter of 2003 and a decrease of CHF 402 million, or 39%, compared to the second quarter of 2004. This decrease, compared to the second quarter of 2004, was due largely to an anticipated decline in the number and magnitude of private equity gains, and – to a lesser extent – declines in asset management fees in Credit Suisse Asset Management.

Life & Pensions reported net revenues of CHF 2,717 million for the third quarter of 2004, a decline of 8% compared to the third quarter of 2003, and a decline of 16% compared to the previous quarter. This decrease was driven mainly by lower volumes in traditional business in Switzerland, reflecting current market trends.

Non-Life reported net revenues of CHF 2,869 million for the third quarter of 2004, a slight increase of CHF 10 million compared to the third quarter of 2003, and a decline of CHF 121 million, or 4%, compared to the previous quarter. The decrease compared to the previous quarter was driven primarily by seasonal effects.

The Group’s total operating expenses in the third quarter of 2004 amounted to CHF 5,939 million, down 4% compared to the third quarter of 2003 and down 5% compared to the second quarter of 2004. An increase in operating expenses in Institutional Securities of CHF 426 million, or 18%, compared to the third quarter of 2003, was due mainly to increased compensation and benefits expenses, which were offset by lower compensation costs in Private Banking, Corporate & Retail Banking and Wealth & Asset Management. Additionally, operating expenses in the Life & Pensions and Non-Life segments decreased significantly due to cost savings and to provisions in the Non-Life segment recorded in 2003 relating to the former international business portfolio.

Net new assets
The Group reported net new assets of CHF 4.7 billion in the third quarter of 2004.

Private Banking reported net new assets of CHF 3.8 billion in the third quarter of 2004. Key markets in Asia and Europe generated double-digit annualized net new asset growth.

Wealth & Asset Management recorded net new assets of CHF 0.1 billion. Inflows of CHF 1.2 billion in the Alternative Capital division and CHF 1.0 billion at Credit Suisse Asset Management were almost completely offset by CHF 2.1 billion of outflows in Private Client Services.

As of September 30, 2004, the Group’s total assets under management amounted to CHF 1,232.2 billion, an increase of 0.4% compared to June 30, 2004.

Provision for credit losses
Provision for credit losses continued to decrease in light of the generally favorable credit environment. The Group recorded provision for credit losses of CHF 38 million in the third quarter of 2004, a decrease of CHF 75 million, or 66%, compared to the third quarter of 2003, and a decrease of CHF 95 million, or 71%, compared to the second quarter of 2004.

Equity capital
Credit Suisse Group’s consolidated BIS tier 1 ratio was 11.8% as of September 30, 2004, up from 11.6% as of June 30, 2004. This increase was attributable to continued earnings generation combined with stable risk-weighted assets. The market risk equivalents at Credit Suisse were reduced by 65%, due to the approval from the Swiss Federal Banking Commission (SFBC) to use Value-at-Risk models for the calculation of market risk positions in the Credit Suisse legal entity. The Group’s shareholders’ equity as of September 30, 2004 increased to CHF 36.1 billion from CHF 35.3 billion as of June 30, 2004.

Outlook
Credit Suisse Group is confident it can achieve a good result for the full year 2004. The Group does not anticipate that the overall market for financial services will grow significantly over the next few quarters. Consequently, it expects that earnings growth can be achieved primarily through tight cost management and increased market share. The Group’s new integrated management structure will further enhance cooperation throughout the company and allow clients to be served across multiple business lines. This should pave the way for the more efficient allocation of capital and other resources, which will be deployed with a view to expanding Credit Suisse Group’s key businesses.

Credit Suisse Group structure

Credit Suisse Group comprises three business units with six reporting segments: Credit Suisse, including the Private Banking and Corporate & Retail Banking segments; Credit Suisse First Boston, including the Institutional Securities and Wealth & Asset Management segments; and Winterthur, including the Life & Pensions and Non-Life segments.

Overview of segment results
		Corporate &		Wealth &				Credit
	Private	Retail	Institutional	Asset	Life &		Corporate	Suisse
3Q2004, in CHF m	Banking	Banking	Securities	Management	Pensions	Non-Life	Center	Group

Net revenues	1,644	808	3,083	809	2,717	2,869	(177)	11,753

Policyholder benefits, claims and dividends	–	–	–	–	2,156	1,961	–	4,117
Provision for credit losses	(2)	20	24	0	(5)	1	0	38

Total benefits, claims and credit losses	(2)	20	24	0	2,151	1,962	0	4,155

Insurance underwriting, acquisition and administration expenses	–	–	–	–	371	680	(4)	1,047
Banking compensation and benefits	503	266	1,662	291	–	–	80	2,802
Other expenses	492	261	1,118	313	59	21	(187)	2,077
Restructuring charges	(1)	0	0	0	3	11	0	13

Total operating expenses	994	527	2,780	604	433	712	(111)	5,939

Income from continuing operations before taxes and minority interests	652	261	279	205	133	195	(66)	1,659

Income tax expense/(benefit)	137	62	(57)	8	(38)	0	2	114
Minority interests, net of tax	4	0	44	167	5	8	(23)	205

Income from continuing operations	511	199	292	30	166	187	(45)	1,340

Income/(loss) from discontinued operations, net of tax	0	0	0	0	(2)	11	2	11

Net income	511	199	292	30	164	198	(43)	1,351

BIS capital data
	Credit Suisse		Credit Suisse First Boston		Credit Suisse Group

in CHF m, except where indicated	30.09.04	31.12.03	30.09.04	31.12.03	30.09.04	31.12.03

Risk-weighted positions	91,045	85,158	85,316	80,622	190,913	176,911
Market risk equivalents	1,846	4,675	9,592	8,185	12,678	13,850

Risk-weighted assets	92,891	89,833	94,908	88,807	203,591	190,761

Tier 1 capital	7,856	7,362	11,482	12,062	24,084	22,287
of which non-cumulative perpetual preferred securities	0	0	1,035	1,025	2,169	2,167

Tier 1 ratio	8.5%	8.2%	12.1%	13.6%	11.8%	11.7%

Total capital	11,023	10,630	20,368	20,968	32,979	33,207
Total capital ratio	11.9%	11.8%	21.5%	23.6%	16.2%	17.4%

As of January 1, 2004, Credit Suisse Group bases its capital adequacy calculations on US GAAP, which is in accordance with the Swiss Federal Banking Commission (SFBC) newsletter 32 (dated December 18, 2003). The SFBC has advised Credit Suisse Group that it may continue to include as Tier 1 capital CHF 2.2 billion of equity from special purpose entities, which are deconsolidated under FIN 46R, and that Credit Suisse First Boston may include CHF 6.3 billion of such equity as Tier 1 capital. All calculations through December 31, 2003 are on the basis of Swiss GAAP.

Assets under management/client assets
				Change	Change
				in % from	in % from
in CHF bn	30.09.04	30.06.04	31.12.03	30.06.04	31.12.03

Private Banking
Assets under management	544.3	537.2	511.3	1.3	6.5
Client assets	572.7	571.5	541.0	0.2	5.9

Corporate & Retail Banking
Assets under management	52.8	53.3	53.6	(0.9)	(1.5)
Client assets	98.2	98.1	95.2	0.1	3.2

Institutional Securities
Assets under management	16.5	16.3	12.9	1.2	27.9
Client assets	95.7	94.8	84.6	0.9	13.1

Wealth & Asset Management
Assets under management 1)	477.4	477.8	464.1	(0.1)	2.9
Client assets	494.2	496.1	482.1	(0.4)	2.5

Life & Pensions
Assets under management	116.4	117.4	113.8	(0.9)	2.3
Client assets	116.4	117.4	113.8	(0.9)	2.3

Non-Life
Assets under management	24.8	25.3	25.4	(2.0)	(2.4)
Client assets	24.8	25.3	25.4	(2.0)	(2.4)

Credit Suisse Group
Discretionary assets under management	608.2	608.4	585.9	0.0	3.8
Advisory assets under management	624.0	618.9	595.2	0.8	4.8

Total assets under management	1,232.2	1,227.3	1,181.1	0.4	4.3

Total client assets	1,402.0	1,403.2	1,342.1	(0.1)	4.5

Net new assets
				9 months

in CHF bn	3Q2004	2Q2004	3Q2003	2004	2003

Private Banking	3.8	7.9	8.4	22.5	13.6
Corporate & Retail Banking	0.2	(0.3)	0.2	0.8	0.4
Institutional Securities	0.2	(0.6)	(0.3)	1.4	0.8
Wealth & Asset Management 1)	0.1	2.0	(6.0)	2.1	(16.2)
Life & Pensions	0.4	0.1	(0.9)	2.6	1.7

Credit Suisse Group	4.7	9.1	1.4	29.4	0.3

1) Excluding assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation of the Wealth & Asset Management segment results on page 22, in which such assets are included.

RISK MANAGEMENT

Credit Suisse Group’s overall position risk, measured on the basis of Economic Risk Capital (ERC), decreased 2% in the third quarter of 2004 compared with the previous quarter. The decrease was due to lower equity trading and counterparty risks at Credit Suisse First Boston, partially offset by higher interest rate and foreign exchange positions. The more narrowly defined average Value-at-Risk (VaR) in US dollar terms for the trading book of Credit Suisse First Boston slightly decreased during the third quarter of 2004 due to the reduction in equity trading exposures and a reduction in the market volatility observed over the last two years. The loan portfolios across the Group continued to benefit from a favorable credit environment requiring low provisions for credit losses of CHF 38 million.

Economic Risk Capital trends
Credit Suisse Group assesses risk and economic capital adequacy using its Economic Risk Capital (ERC) model. ERC is designed to measure all quantifiable risks associated with the Group’s activities on a consistent and comprehensive basis. Credit Suisse Group assigns ERC for position risk, operational risk and business risk. Position risk measures the potential annual economic loss associated with market, credit and insurance exposures that is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes). It is not a measure of the potential impact on reported earnings, since non-trading activities generally are not marked to market through earnings.

Over the course of the third quarter of 2004, Credit Suisse Group’s 1-year, 99% position risk ERC decreased by 2%. The decrease was due to lower equity trading and counterparty risks at Credit Suisse First Boston, partially offset by higher interest rate and foreign exchange positions.

At the end of the third quarter of 2004, 49% of the Group’s position risk ERC was with Credit Suisse First Boston, 32% with Winterthur, 15% with Credit Suisse and 4% with the Corporate Center.

Trading risks
Credit Suisse Group assumes trading risks through the trading activities of the Institutional Securities segment of Credit Suisse First Boston and – to a lesser extent – the trading activities of Credit Suisse. Trading risks are measured using Value-at-Risk (VaR) as one of a range of risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. In order to show the aggregate market risk in the Group’s trading books, the table below shows the trading-related market risk for Credit Suisse First Boston, Credit Suisse and Credit Suisse Group on a consolidated basis, as measured by a 10-day VaR scaled to a 1-day holding period and based on a 99% confidence level. This means that there is a one in 100 chance of incurring a daily mark-to-market trading loss that is at least as large as the reported VaR.

Credit Suisse First Boston’s average 1-day, 99% VaR in the third quarter of 2004 was CHF 66 million, compared to CHF 68 million during the second quarter of 2004. In US dollar terms, Credit Suisse First Boston’s average 1-day, 99% VaR was USD 52 million during the third quarter, compared to USD 53 million during the second quarter of 2004. The decrease in average VaR was due to a reduction in equity exposure and a reduction in the market volatility observed over the last two years (second quarter 2002 data replaced by more benign second quarter 2004 data in the rolling two-year underlying data set used to compute VaR).

Credit Suisse’ average 1-day, 99% VaR in the third quarter of 2004 was CHF 13 million, compared to CHF 12 million during the second quarter of 2004. The 8% increase in average VaR was mainly due to an increase in interest rate proprietary trading. The VaR for equity positions ended the quarter at the higher end of the range observed during the quarter, mainly due to lower risk offsets between structured derivatives and structured investment products towards the quarter-end.

The segments with trading portfolios use backtesting to assess the accuracy of the VaR model. Daily backtesting profit and loss is compared to VaR with a one-day holding period. Backtesting profit and loss is a subset of actual trading revenue and includes only the profit and loss effects due to movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. It is appropriate to compare this measure with VaR for backtesting purposes, since VaR assesses only the potential change in position value due to overnight movements in financial market variables. On average, an accurate one-day, 99% VaR model should have no more than four backtesting exceptions per year. A backtesting exception occurs when the daily loss exceeds the daily VaR estimate.

Credit Suisse First Boston had no backtesting exceptions during the third quarter of 2004 (one backtesting exception in the last twelve months). The histogram entitled “CSFB trading revenue distribution” compares the distribution of daily backtesting profit and loss during the third quarter of 2004 with the distribution of actual trading revenues, which includes fees, commissions, provisions and the profit and loss effects associated with any trading subsequent to the previous night’s positions.

Loan exposure
Credit Suisse Group’s total gross loan exposure increased 2% at September 30, 2004, compared with June 30, 2004, driven by an increase in lending to financial institutions at Credit Suisse First Boston. Loans at Credit Suisse First Boston rose 20%, while loan exposure at Credit Suisse and Winterthur was largely unchanged.

Compared to June 30, 2004, non-performing loans at Credit Suisse Group declined 14% and total impaired loans declined 10% as of the end of the third quarter of 2004. Reductions were reported in all business units during the quarter, as was also the case in the first half of 2004.

Non-performing loans at Credit Suisse First Boston declined 37%, while total impaired loans were 24% lower. Non-performing loans declined 6% at Credit Suisse while total impaired loans declined 5%.

Provisions for credit losses charged to the income statement for the third quarter of 2004 were CHF 38 million, a reduction from CHF 133 million recorded for the second quarter of 2004 as well as from CHF 113 million recorded for the third quarter of 2003. Presented in the accompanying tables are the additions, releases, and recoveries included in calculating the allowance for loan losses.

Coverage of non-performing loans by valuation allowances improved in the third quarter of 2004 at Credit Suisse Group and all business units. Coverage of total impaired loans by valuation allowances declined slightly at Credit Suisse Group, Credit Suisse First Boston and Credit Suisse, while improving at Winterthur.

Key Position Risk Trends
		Change in % from		Change Analysis: Brief Summary

in CHF m	30.09.04	30.06.04	30.09.03	30.09.04 vs 30.06.04

Interest Rate, Credit Spread ERC & Foreign Exchange ERC	4,821	10	12	Increase at CSFB due to higher interest rate trading risk in rates, structured products and treasury
Equity Investment ERC	2,621	(16)	(6)	Decrease at CSFB due to a decrease in equity trading risk in options and structured products
Swiss & Retail Lending ERC	1,713	(2)	(10)	Decrease at CS due to further reductions in recovery positions and rating upgrades in the corporate banking portfolio
International Lending ERC & Counterparty ERC	2,427	(9)	(3)	Decrease at CSFB due to reductions in bridge financings and the completion of syndicated transactions
Emerging Markets ERC	2,001	–	11	Higher CS trade finance exposures offset by a reduction in emerging market exposures at Winterthur
Real Estate ERC & Structured Asset ERC 1)	3,430	–	(7)	No material change
Insurance Underwriting ERC	671	–	4	No material change

Simple sum across risk categories	17,684	(2)	1

Diversification benefit	(5,198)	(1)	(6)

Total Position Risk ERC	12,486	(2)	3

1-year, 99% position risk ERC, excluding foreign exchange translation risk. For an assessment of the total risk profile, operational risk ERC and business risk ERC have to be considered. For a more detailed description of the Group’s ERC model, please refer to Credit Suisse Group's Annual Report 2003, which is available on the website: www.credit-suisse.com/annualreport2003. Prior period balances have been restated for methodology changes in order to maintain consistency over time.
1) This category comprises the real estate investments of Winterthur, Credit Suisse First Boston’s commercial real estate exposures, Credit Suisse First Boston’s residential real estate exposures, Credit Suisse First Boston’s asset-backed securities exposure as well as the real estate acquired at auction and real estate for own use in Switzerland.

Market risk in the Credit Suisse Group trading portfolios (99%, 1-day VaR) 1)
	3Q2004						2Q2004

in CHF m	Minimum		Maximum		Average	30.09.04	Minimum		Maximum		Average	30.06.04

Credit Suisse
Interest rate & credit spread	2.9		7.4		4.5	6.5	2.7		4.2		3.3	2.8
Foreign exchange rate	2.0		4.6		2.9	4.6	1.9		3.9		2.7	3.1
Equity	7.7		11.5		9.4	11.2	5.8		15.3		9.9	8.9
Commodity	0.4		1.4		0.8	0.7	0.6		1.7		1.1	1.1
Diversification benefit	–	2)	–	2)	(5.1)	(5.2)	–	2)	–	2)	(5.4)	(4.6)

Total	9.8		17.8		12.5	17.8	7.2		17.2		11.6	11.3

Credit Suisse First Boston
Interest rate & credit spread	47.4		94.4		64.7	49.1	38.1		77.0		54.4	73.3
Foreign exchange rate	12.1		22.3		16.1	13.3	12.0		31.1		19.6	15.3
Equity	28.9		42.1		34.7	32.4	34.8		53.1		40.9	41.6
Commodity	0.2		0.3		0.2	0.3	0.2		0.8		0.4	0.2
Diversification benefit	–	2)	–	2)	(49.9)	(41.3)	–	2)	–	2)	(47.6)	(63.8)

Total	53.6		98.3		65.8	53.8	49.1		104.5		67.7	66.6

Credit Suisse Group 3)
Interest rate & credit spread	50.3		66.2		59.7	50.3	41.0		73.2		56.5	73.2
Foreign exchange rate	12.7		16.6		14.3	12.7	13.5		15.9		14.7	19.7
Equity	30.6		37.6		33.3	31.6	39.8		44.7		43.0	47.7
Commodity	0.5		0.7		0.6	0.7	0.6		1.0		0.8	1.3
Diversification benefit	–	2)	–	2)	(45.2)	(38.2)	–	2)	–	2)	(45.2)	(73.2)

Total	57.1		70.1		62.7	57.1	66.3		74.4		69.8	68.7

1) Represents 10-day VaR scaled to a 1-day holding period.
2) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
3) The VaR estimates for Credit Suisse Group are performed on a monthly basis and the VaR statistics for Credit Suisse Group therefore refer to monthly numbers. The consolidated VaR estimates for Credit Suisse Group are net of diversification benefits between Credit Suisse First Boston and Credit Suisse.

CSFB backtesting CSFB trading revenue distribution, third quarter of 2004

Loans outstanding
				Credit Suisse						Credit Suisse
	Credit Suisse			First Boston			Winterthur			Group

in CHF m	30.09.04	30.06.04	31.12.03	30.09.04	30.06.04	31.12.03	30.09.04	30.06.04	31.12.03	30.09.04	30.06.04	31.12.03

Consumer loans:
Mortgages	66,380	64,940	61,196	0	0	0	8,442	8,993	8,660	74,822	73,933	69,856
Loans collateralized by securities	14,843	14,987	14,376	0	0	0	4	4	3	14,847	14,991	14,379
Other	2,359	2,374	2,338	532	452	1,172	2	3	1	2,893	2,829	3,511

Consumer loans	83,582	82,301	77,910	532	452	1,172	8,448	9,000	8,664	92,562	91,753	87,746

Corporate loans:
Real estate	26,473	26,333	27,122	721	452	188	1,319	1,488	1,279	28,513	28,273	28,589
Commercial & industrial loans	33,259	33,787	32,260	14,244	14,199	13,859	1,494	1,425	1,837	48,997	49,411	47,956
Loans to financial institutions	7,699	7,618	6,347	6,926	3,467	4,473	2,121	2,019	2,027	16,746	13,104	12,847
Governments and public institutions	1,979	2,059	1,637	417	511	1,152	2,199	1,945	1,792	4,595	4,515	4,581

Corporate loans	69,410	69,797	67,366	22,308	18,629	19,672	7,133	6,877	6,935	98,851	95,303	93,973

Loans, gross	152,992	152,098	145,276	22,840	19,081	20,844	15,581	15,877	15,599	191,413	187,056	181,719

(Unearned income)/deferred expenses, net	147	126	131	(39)	(41)	(25)	4	4	0	112	89	106
Allowance for loan losses	(2,515)	(2,657)	(3,113)	(774)	(1,057)	(1,383)	(72)	(76)	(150)	(3,361)	(3,790)	(4,646)

Total loans, net	150,624	149,567	142,294	22,027	17,983	19,436	15,513	15,805	15,449	188,164	183,355	177,179

This disclosure presents the lending exposure of the Group from a risk management perspective. This presentation differs from other disclosures in this document.
Certain reclassifications have been made to conform to the current presentation.

Impaired loans
in CHF m	30.09.04	30.06.04	31.12.03	30.09.04	30.06.04	31.12.03	30.09.04	30.06.04	31.12.03	30.09.04	30.06.04	31.12.03

Non-performing loans	1,462	1,552	1,917	586	938	996	20	50	64	2,070	2,540	2,977
Non-interest earning loans	1,277	1,376	1,517	9	13	246	19	6	6	1,305	1,394	1,769

Total non-performing loans	2,739	2,928	3,434	595	951	1,242	39	56	70	3,375	3,934	4,746

Restructured loans	56	52	24	43	6	256	5	5	3	104	64	283
Potential problem loans	1,317	1,350	1,641	329	322	361	72	76	176	1,718	1,747	2,178

Total other impaired loans	1,373	1,402	1,665	372	328	617	77	81	179	1,822	1,811	2,461

Total impaired loans	4,112	4,330	5,099	967	1,279	1,859	116	137	249	5,197	5,745	7,207

Valuation allowances as % of
Total non-performing loans	91.8%	90.7%	90.7%	130.1%	111.1%	111.4%	184.6%	135.7%	214.3%	99.6%	96.3%	97.9%
Total impaired loans	61.2%	61.4%	61.1%	80.0%	82.6%	74.4%	62.1%	55.5%	60.2%	64.7%	66.0%	64.5%

Allowance for loan losses
in CHF m	3Q2004	2Q2004	3Q2003	3Q2004	2Q2004	3Q2003	3Q2004	2Q2004	3Q2003	3Q2004	2Q2004	3Q2003

Balance beginning of period	2,657	2,904	3,430	1,057	1,199	2,870	76	86	131	3,790	4,189	6,431

New provisions	83	143	214	107	174	120	3	3	3	194	319	336
Releases of provisions	(69)	(91)	(140)	(79)	(89)	(82)	(5)	(2)	0	(154)	(181)	(224)

Net additions charged to income statement	14	52	74	28	85	38	(2)	1	3	40	138	112

Gross write-offs	(174)	(306)	(439)	(329)	(247)	(242)	0	(3)	(1)	(502)	(556)	(681)
Recoveries	6	7	15	10	12	10	0	0	0	16	20	26

Net write-offs	(168)	(299)	(424)	(319)	(235)	(232)	0	(3)	(1)	(486)	(536)	(655)

Allowances acquired	0	0	0	0	0	0	0	0	0	0	0	0
Provisions for interest	6	2	0	17	11	31	0	0	0	24	11	31
Foreign currency translation impact and other adjustments, net	6	(2)	(22)	(9)	(3)	(53)	(2)	(8)	(1)	(7)	(12)	(75)

Balance end of period	2,515	2,657	3,058	774	1,057	2,654	72	76	132	3,361	3,790	5,844

Provision for credit losses disclosed in the Credit Suisse Group consolidated statements of income also includes provisions for lending-related exposure of CHF -2 million, CHF -5 million and CHF 1 million for 3Q2004, 2Q2004 and 3Q2003, respectively.

CREDIT SUISSE

The Credit Suisse business unit comprises the two reporting segments Private Banking and Corporate & Retail Banking. Private Banking provides wealth management products and services for high-net-worth individuals in Switzerland and a large number of other markets worldwide. Private Banking operates with a leading client-centric service model and recognized innovation capabilities. Corporate & Retail Banking offers banking products and services for corporate and retail clients in Switzerland. Corporate & Retail Banking is the second-largest provider in Switzerland, with a nationwide branch network and multi-channel capabilities.

Credit Suisse’s third quarter 2004 net income amounted to CHF 710 million, generating a solid year-to-date net income of CHF 2,501 million, up CHF 658 million, or 36%, compared to the same period of 2003. Quarterly net income was down CHF 18 million, or 2%, compared to the third quarter of 2003.

The Private Banking result reflects the expected seasonality with low client activity worsened by weak markets, which negatively impacted transaction-based trading revenues, whereas asset-based revenues remained strong. Efficiency gains were solid, especially in light of the further strengthening of the distribution force, particularly in Private Banking’s international operations. Corporate & Retail Banking was less affected by the market environment and reported a solid quarterly result. Both segments were only marginally impacted by changes in the fair value of interest rate derivatives used for risk management purposes that do not qualify for hedge accounting. Once again, both Corporate & Retail Banking and Private Banking underscored their ability to produce solid revenues. Additionally, a low level of credit provisions was recorded.

Since the announcement of the realignment of the Group’s organizational structure in summer 2004 and the creation of the Credit Suisse business unit, the segments Private Banking and Corporate & Retail Banking have implemented a joint management structure and strengthened their cooperation – especially in the area of client coverage. Furthermore, the new structure facilitates the realization of additional efficiency gains, that remain a top priority of Credit Suisse given the current market environment, as well as the ongoing investments into targeted growth initiatives.

Private Banking
In the third quarter of 2004, Private Banking reported net income of CHF 511 million, nearly unchanged compared to the third quarter of 2003 but down CHF 154 million, or 23%, compared to the second quarter of 2004. Private Banking’s result reflected seasonal weakness and a challenging market environment.

Net revenues totaled CHF 1,644 million in the third quarter of 2004, representing a decrease of 4% versus the third quarter of 2003, and of 12% versus the previous quarter. Commissions and fees were negatively impacted by lower transaction-related income reflecting low market volumes, especially on the Swiss Exchange. The decrease in trading revenues from the third quarter of 2003 was mainly attributable to a negative change in the fair value of interest rate derivatives used for risk management purposes that do not qualify for hedge accounting, resulting in a loss of CHF 9 million, compared to gains of CHF 81 million in the third quarter of 2003 and of CHF 57 million in the previous quarter.

Total operating expenses amounted to CHF 994 million in the third quarter of 2004, down 3% compared to the third quarter of 2003. This reduction reflects solid efficiency gains, especially in light of the expansion of Private Banking’s distribution force, particularly in its international operations. Compared to the previous quarter, total operating expenses declined 8%, additionally reflecting lower incentive-related compensation accruals as well as lower commission expenses.

The cost/income ratio stood at 60.5% for the third quarter of 2004, up 1.0 percentage point compared to the third quarter of 2003. Private Banking’s year-to-date gross margin stood at 135.6 basis points, 5.3 basis points above the gross margin for the same period of the previous year. In the third quarter of 2004, the gross margin stood at 121.7 basis points. The asset-driven component of the third quarter gross margin remained high, at 80.8 basis points, whereas the transaction-driven margin decreased in line with reduced transaction-related revenues.

Private Banking reported net new assets of CHF 3.8 billion in the third quarter of 2004. Key markets in Asia and Europe generated double-digit annualized growth of net new assets. With an annualized year-to-date growth rate of 5.9%, net new asset generation in 2004 remains above Private Banking’s mid-term target of 5% annualized growth. Assets under management stood at CHF 544.3 billion at the end of the third quarter of 2004, up CHF 7.1 billion, or 1.3%, from the end of the second quarter. Compared to the end of 2003, assets under management were up CHF 33.0 billion, or 6.5%.

Corporate & Retail Banking
Corporate & Retail Banking recorded net income of CHF 199 million in the third quarter of 2004, down CHF 19 million, or 9%, versus the corresponding period of 2003, and down CHF 57 million, or 22%, from the strong previous quarter.

In the third quarter of 2004, net revenues totaled CHF 808 million, down 11% versus the third quarter of 2003. This decrease reflects considerably lower trading revenues as a result of substantially lower gains from the changes in fair value of interest rate derivatives used for risk management purposes that do not qualify for hedge accounting. Third quarter 2004 gains from these interest rate derivatives amounted to CHF 6 million, compared to CHF 134 million in third quarter of 2003 and CHF 136 million in the previous quarter. The increase in commissions and fees of CHF 20 million, or 11%, compared to the third quarter of 2003 reflects the strategic focus to strengthen such revenues with both corporate and retail clients.

Provisions for credit losses decreased by a further CHF 40 million compared to the second quarter of 2004 to stand at CHF 20 million in the third quarter, representing a low level of new provisions. Year-to-date credit provisions stood at CHF 128 million, 23% lower than the same period last year, mainly reflecting a favorable credit environment. Total impaired loans declined CHF 962 million to CHF 3.9 billion as of September 30, 2004, compared to the end of the previous year.

Third quarter operating expenses decreased CHF 19 million, or 3%, versus the corresponding period of 2003. This decrease was mainly driven by continued efficiency improvements as well as lower performance-related compensation accruals.

The return on average allocated capital stood at 15.6% in the third quarter of 2004, compared to 17.1% in the third quarter of 2003 and 20.4% in the second quarter of 2004. Corporate & Retail Banking’s cost/income ratio was 65.2%.

The third quarter of 2004 saw the successful launch of ‘Blue’ – the next generation of smart credit cards from American Express. Blue will provide cardholders with special security and additional features when making purchases via the Internet.

Credit Suisse
				Change	Change			Change
				in % from	in % from	9 months		in % from

in CHF m, except where indicated	3Q2004	2Q2004	3Q2003	2Q2004	3Q2003	2004	2003	2003

Net revenues	2,452	2,819	2,620	(13)	(6)	7,998	7,148	12

Total operating expenses	1,521	1,636	1,567	(7)	(3)	4,724	4,523	4

Net income	710	921	728	(23)	(2)	2,501	1,843	36

Cost/income ratio	62.0%	58.0%	59.8%	–	–	59.1%	63.3%	–

Return on average allocated capital	33.8%	43.8%	35.5%	–	–	40.2%	31.0%	–
Average allocated capital	8,460	8,464	8,252	0	3	8,344	7,969	5

Private Banking income statement
				Change	Change			Change
				in % from	in % from	9 months		in % from

in CHF m	3Q2004	2Q2004	3Q2003	2Q2004	3Q2003	2004	2003	2003

Net interest income	437	648	377	(33)	16	1,496	1,121	33

Commissions and fees	1,113	1,178	1,185	(6)	(6)	3,583	3,250	10
Trading revenues including realized gains/(losses) from investment securities, net	71	9	131	–	(46)	261	257	2
Other revenues	23	34	23	(32)	0	113	53	113

Total noninterest revenues	1,207	1,221	1,339	(1)	(10)	3,957	3,560	11

Net revenues	1,644	1,869	1,716	(12)	(4)	5,453	4,681	16

Provision for credit losses	(2)	(8)	3	(75)	–	(4)	19	–

Compensation and benefits	503	564	517	(11)	(3)	1,649	1,521	8
Other expenses	492	519	504	(5)	(2)	1,504	1,401	7
Restructuring charges	(1)	0	0	–	–	(3)	1	–

Total operating expenses	994	1,083	1,021	(8)	(3)	3,150	2,923	8

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	652	794	692	(18)	(6)	2,307	1,739	33

Income tax expense	137	124	172	10	(20)	436	419	4
Minority interests, net of tax	4	5	4	(20)	0	14	11	27

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	511	665	516	(23)	(1)	1,857	1,309	42

Income/(loss) from discontinued operations, net of tax	0	0	0	–	–	0	(1)	–
Extraordinary items, net of tax	0	0	0	–	–	0	5	–
Cumulative effect of accounting changes, net of tax	0	0	(6)	–	–	0	(6)	–

Net income	511	665	510	(23)	0	1,857	1,307	42

Private Banking key information
				9 months

	3Q2004	2Q2004	3Q2003	2004	2003

Cost/income ratio	60.5%	57.9%	59.5%	57.8%	62.4%

Gross margin	121.7 bp	139.1 bp	136.5 bp	135.6 bp	130.3 bp
of which asset-driven	80.8 bp	80.9 bp	77.1 bp	81.1 bp	78.1 bp
of which transaction-driven	36.5 bp	47.7 bp	46.9 bp	46.9 bp	44.9 bp
of which other	4.4 bp	10.5 bp	12.5 bp	7.6 bp	7.3 bp
Net margin	38.1 bp	49.9 bp	40.9 bp	46.5 bp	36.7 bp

Net new assets in CHF bn	3.8	7.9	8.4	22.5	13.6

Average allocated capital in CHF m	3,362	3,414	3,157	3,295	2,936

				Change	Change
				in % from	in % from
	30.09.04	30.06.04	31.12.03	30.06.04	31.12.03

Assets under management in CHF bn	544.3	537.2	511.3	1	6

Total assets in CHF bn	196.4	194.2	174.9	1	12

Number of employees (full-time equivalents)	12,254	11,989	11,850	2	3

Corporate & Retail Banking income statement
				Change	Change			Change
				in % from	in % from	9 months		in % from

in CHF m	3Q2004	2Q2004	3Q2003	2Q2004	3Q2003	2004	2003	2003

Net interest income	513	523	597	(2)	(14)	1,572	1,732	(9)

Commissions and fees	197	208	177	(5)	11	613	520	18
Trading revenues including realized gains/(losses) from investment securities, net	67	197	114	(66)	(41)	287	140	105
Other revenues	31	22	16	41	94	73	75	(3)

Total noninterest revenues	295	427	307	(31)	(4)	973	735	32

Net revenues	808	950	904	(15)	(11)	2,545	2,467	3

Provision for credit losses	20	60	77	(67)	(74)	128	166	(23)

Compensation and benefits	266	300	293	(11)	(9)	841	855	(2)
Other expenses	261	253	253	3	3	733	745	(2)

Total operating expenses	527	553	546	(5)	(3)	1,574	1,600	(2)

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	261	337	281	(23)	(7)	843	701	20

Income tax expense	62	80	57	(23)	9	198	158	25
Minority interests, net of tax	0	1	0	–	–	1	1	0

Income from continuing operations before cumulative effect of accounting changes	199	256	224	(22)	(11)	644	542	19

Cumulative effect of accounting changes, net of tax	0	0	(6)	–	–	0	(6)	–

Net income	199	256	218	(22)	(9)	644	536	20

Corporate & Retail Banking key information
				9 months

	3Q2004	2Q2004	3Q2003	2004	2003

Cost/income ratio	65.2%	58.2%	60.4%	61.8%	64.9%

Net new assets in CHF bn	0.2	(0.3)	0.2	0.8	0.4

Return on average allocated capital	15.6%	20.4%	17.1%	17.0%	14.2%
Average allocated capital in CHF m	5,098	5,050	5,095	5,049	5,033

				Change	Change
				in % from	in % from
	30.09.04	30.06.04	31.12.03	30.06.04	31.12.03

Assets under management in CHF bn	52.8	53.3	53.6	(1)	(1)

Total assets in CHF bn	102.3	101.9	98.5	0	4

Mortgages in CHF bn	62.5	61.5	59.8	2	5

Other loans in CHF bn	25.4	25.8	25.1	(2)	1

Number of branches	214	214	214	–	–

Number of employees (full-time equivalents)	8,304	8,160	8,479	2	(2)

CREDIT SUISSE FIRST BOSTON

Credit Suisse First Boston serves global institutional, corporate, government and high-net-worth clients in its role as financial intermediary through two segments. The Institutional Securities segment provides securities underwriting, financial advisory, lending and capital raising services, and sales and trading for global users and suppliers of capital. The Wealth & Asset Management segment provides international asset management services to institutional, mutual fund and private investors through its Credit Suisse Asset Management, Alternative Capital and Private Client Services divisions.

Credit Suisse First Boston’s business environment in the third quarter of 2004 was characterized by uncertainty around geopolitical issues, increasing energy prices and the upcoming US Presidential election. These concerns led to trendless markets with accompanying low volatility levels, compounded by the seasonal summer months’ slowdown. Despite this challenging environment, fixed income trading revenues and investment banking advisory businesses performed reasonably well, equity underwriting and equity trading were down in line with the industry and, as anticipated, third quarter realizations of long-term private equity investments in Wealth & Asset Management were markedly below those of the second quarter.

Furthermore, Credit Suisse First Boston’s businesses are managed on a US dollar basis and a majority of its revenues, expenses and assets are US dollar-based. The 7% weakening of the US dollar against the Swiss franc in the third quarter of 2004 from the third quarter of 2003 adversely affected revenues and net income for the third quarter of 2004 when translated into Swiss francs.

Credit Suisse First Boston’s effective tax rate is based on expected income, statutory tax rates and tax planning. For the third quarter of 2004, the effective tax rate was negative 10%, positively impacted by the release of tax contingency accruals totaling CHF 126 million in the Institutional Securities segment following the favorable resolution of matters with local tax authorities. Excluding this release of tax contingency accruals and CHF 211 million of non-taxable income arising from investments that are required to be consolidated under accounting rules (FASB interpretation No. 46 (Revised), or FIN 46R) effective January 1, 2004, the effective tax rate was 28% for the quarter. The effective tax rate for the first nine months of 2004 was 13%. This is lower than the expected full year effective tax rate of 28% adjusted for the above accrual release and non-taxable FIN 46R income.

During the third quarter of 2004, Credit Suisse First Boston’s CEO Brady Dougan announced a new streamlined senior management team. While managing through a difficult industry environment, the team has been fully engaged in an assessment of Credit Suisse First Boston’s strategic direction. This review focuses on generating above-market growth by sharpening strategy, specifically by leveraging existing franchise business, closing gaps in core business areas and entering new areas that present attractive opportunities.

Institutional Securities
Institutional Securities’ third quarter 2004 net income increased CHF 162 million to CHF 292 million compared with the third quarter of 2003, reflecting an 18% increase in net revenues primarily due to significantly higher fixed income trading and lower equity trading and investment banking revenues. Reflecting improved revenues, compensation costs increased versus the third quarter of 2003. The quarter was also favorably impacted by the release of certain tax contingency accruals as described above. Compared to the second quarter of 2004, net income improved CHF 163 million, as the decline in revenue was more than offset by lower compensation costs and the favorable tax resolution.

During the third quarter of 2004 and as a result of a fairly stable credit environment, provisions for credit losses were CHF 24 million, an increase of CHF 14 million from the third quarter of 2003 and a decrease of CHF 56 million from the second quarter of 2004. Compared to June 30, 2004, total impaired loans decreased CHF 312 million to CHF 967 million, largely due to a specific loan write-off. Valuation allowances as a percentage of total impaired loans decreased 2.6 percentage points to 80.0% as of September 30, 2004.

Operating expenses of CHF 2,780 million were CHF 426 million higher, increasing 18%, compared to the third quarter of 2003. Compensation and benefits expenses increased 23%, or CHF 312 million, in the third quarter of 2004, with the increase attributable to higher incentive compensation costs commensurate with improved revenues, increased headcount and higher non-incentive compensation costs. Third quarter 2003 compensation and benefits reflected the introduction of three-year vesting for future stock awards and the reversal of an accrual for the first six months of 2003 as previously disclosed. Non-compensation expenses increased 11%, or CHF 114 million, as a result of higher professional fees and the outsourcing of selected information technology functions as well as business-driven costs, including commissions. Compared to the second quarter of 2004, operating expenses were down 3%, or CHF 78 million, as compensation and benefits expenses decreased 13% reflecting lower revenue levels, partially offset by a 19% increase in non-compensation expenses primarily reflecting increased business activity and higher professional fees, commission expenses and legal fee accruals relating to litigation.

Total investment banking revenues include debt underwriting, equity underwriting and advisory and other fees. Third quarter 2004 investment banking results were down by 8% from the third quarter of 2003, largely due to a weak underwriting calendar. Debt underwriting revenue of CHF 448 million was consistent with the third quarter of 2003, reflecting strong increases in the leveraged finance business and weaker investment grade debt underwriting revenues. Reflecting a 22% industry-wide decline in the number of global debt transactions, debt underwriting revenue decreased 5% compared to the second quarter of 2004. Declines were most notable in the leveraged and syndicated finance businesses as industry-wide global high-yield new issuance dollar volumes dropped 21% compared to the second quarter of 2004. On a year-to-date basis, Institutional Securities continued to be ranked first in global high-yield new issuances and third in global investment grade new issuances. Equity underwriting revenues in the third quarter of 2004 decreased 34% compared to the third quarter of 2003 to CHF 114 million, and decreased 40% compared to the second quarter of 2004, primarily due to lower industry-wide principal volume of new issuances as equity market conditions remained depressed. Institutional Securities maintained its strong number 3 position in global IPOs, was co-lead manager in the notable Google IPO auction and joint lead manager for the NAVTEQ IPO. Third quarter 2004 advisory and other fees declined 4%, when compared to the strong third quarter of 2003, and increased 27% compared to the second quarter of 2004, on improved mergers and acquisitions activity and Institutional Securities’ increased involvement in large deals including J. C. Penney, ChipPac, Refco Group, MONY Group, and TXU. Institutional Securities significantly improved its mergers and acquisitions market share during the year, rising from number fifteen at the end of the first quarter to number eight year-to-date through September 2004.

Total trading revenues include fixed income and equity sales and trading. The third quarter of 2004 saw significant market uncertainties in the wake of geopolitical issues, higher energy prices and seasonal slackening. Fixed income trading generated revenues of CHF 1,348 million in the third quarter of 2004, more than double the third quarter of 2003. The increase reflects improved risk taking and positioning, particularly in currency trading, the beneficial impact of declining long-term interest rates and a rebound in structured products results from a disappointing 2003. These strongly improved results were partially offset by weaker results due to reduced customer flow, primarily in interest rate products and, to a smaller extent, leveraged finance. In comparison to the second quarter of 2004, fixed income trading for the third quarter of 2004 improved CHF 336 million, or 33%, due to improved risk taking and positioning offset in part by weakened results from structured and interest rate products which continued to be constrained by reduced customer flow due to a seasonal slowdown and mixed economic data. Equity trading revenues decreased 17% to CHF 696 million in the third quarter of 2004 as compared to the third quarter of 2003, reflecting the industry-wide slowdown and generally lower transaction volumes on many exchanges. Convertible business declined in the third quarter of 2004, with very limited trading opportunities as new issuance activity slowed and volatility hit historic lows. These declines were partially offset by improved results from customer-driven options and structured products activity. Equity trading decreased CHF 147 million, or 17%, from the second quarter of 2004, due to the slowdown and lower transaction volumes as well as a seasonal decline.

Other revenues of CHF 171 million in the third quarter of 2004 were the same amount as the third quarter of 2003 and decreased 55% compared to the second quarter of 2004, largely due to fewer gains on legacy investments and a decline in minority interest related revenue. The net exposure to legacy investments as of September 30, 2004 was reduced to CHF 1.6 billion, including unfunded commitments for the real estate portfolio, a decline of CHF 332 million from June 30, 2004.

Wealth & Asset Management
The Wealth & Asset Management segment is comprised of Credit Suisse Asset Management, the Alternative Capital division, Private Client Services and Other.

Wealth & Asset Management reported net income of CHF 30 million for the third quarter of 2004, a decline of CHF 43 million compared to the third quarter of 2003. Compared to the second quarter of 2004, when significant levels of private equity investment-related gains were recorded, Wealth & Asset Management net income declined CHF 271 million.

Wealth & Asset Management’s third quarter 2004 net revenues were CHF 809 million, an increase of CHF 98 million, or 14%, compared to the third quarter of 2003, due to CHF 174 million of minority interest revenues. Revenues before investment-related gains decreased 13% to CHF 573 million with lower asset management fees due to a shift in business mix toward lower margin products in Credit Suisse Asset Management and lower performance fees from the Alternative Capital division, reflecting weaker market performance.

Third quarter 2004 investment-related gains increased 11% compared to the third quarter of 2003, to CHF 62 million. Investment-related revenues declined CHF 318 million compared to the second quarter of 2004 due to a decline in the number and magnitude of harvested private equity investments.

Minority interest related revenue declined CHF 288 million in the third quarter of 2004 to CHF 174 million compared to the second quarter of 2004, reflecting lower levels of investment-related gains.

Compared with the third quarter of 2003, operating expenses decreased 3% to CHF 604 million driven by lower compensation costs and lower other expenses. Compared with the second quarter of 2004, operating expenses decreased 5%, reflecting increased compensation and benefits costs offset by lower commission expense in line with lower net revenues.

Wealth & Asset Management reported a net new asset outflow of CHF 0.5 billion during the quarter as inflows of CHF 1.2 billion in the Alternative Capital division, primarily related to the launch of the Credit Opportunity Fund, and inflows of CHF 0.4 billion from improved Credit Suisse Asset Management results were more than offset by outflows of CHF 2.1 billion in Private Client Services. Assets under management as of September 30, 2004 of CHF 487.5 billion declined slightly, by 0.4%, compared to June 30, 2004, with net new asset outflows and the negative impact of foreign currency exchange rate movements mostly offset by market performance in Credit Suisse Asset Management.

Credit Suisse First Boston
				Change	Change			Change
				in % from	in % from	9 months		in % from

in CHF m, except where indicated	3Q2004	2Q2004	3Q2003	2Q2004	3Q2003	2004	2003	2003

Net revenues	3,892	4,633	3,330	(16)	17	13,388	11,519	16

Total operating expenses	3,384	3,494	2,979	(3)	14	10,600	9,847	8

Net income	322	430	203	(25)	59	1,511	1,003	51

Cost/income ratio	86.9%	75.4%	89.5%	–	–	79.2%	85.5%	–

Compensation/revenue ratio	50.2%	47.3%	49.7%	–	–	49.8%	51.9%	–

Pre-tax margin	12.4%	22.9%	10.2%	–	–	20.2%	12.7%	–

Return on average allocated capital	10.7%	14.5%	7.0%	–	–	17.6%	11.0%	–
Average allocated capital	12,055	11,824	11,570	2	4	11,444	12,159	(6)

Other data excluding minority interest
Net revenues 1)	3,670	4,118	3,330	(11)	10	12,543	11,519	9

Cost/income ratio 1) 2)	91.9%	84.8%	89.5%	–	–	84.4%	85.5%	–

Compensation/revenue ratio 1)	53.2%	53.2%	49.7%	–	–	53.2%	51.9%	–

Pre-tax margin 1) 2)	7.4%	13.2%	10.2%	–	–	14.9%	12.7%	–

1) Excluding CHF 222 million, CHF 515 million and CHF 845 million in 3Q2004, 2Q2004 and 9 months 2004, respectively, in minority interest revenues relating to the FIN 46R consolidation.
2) Excluding CHF 11 million in 3Q2004 and 9 months 2004 in expenses associated with minority interests relating to the FIN 46R consolidation.

Institutional Securities income statement
				Change	Change			Change
				in % from	in % from	9 months		in % from

in CHF m	3Q2004	2Q2004	3Q2003	2Q2004	3Q2003	2004	2003	2003

Net interest income	786	1,065	1,092	(26)	(28)	2,893	2,858	1

Investment banking	868	902	939	(4)	(8)	2,610	2,625	(1)
Commissions and fees	673	617	691	9	(3)	2,053	1,927	7
Trading revenues including realized gains/(losses) from investment securities, net	607	199	(100)	205	–	2,054	1,980	4
Other revenues	149	351	(3)	(58)	–	604	95	–

Total noninterest revenues	2,297	2,069	1,527	11	50	7,321	6,627	10

Net revenues	3,083	3,134	2,619	(2)	18	10,214	9,485	8

Provision for credit losses	24	80	10	(70)	140	83	214	(61)

Compensation and benefits	1,662	1,916	1,350	(13)	23	5,829	5,155	13
Other expenses	1,118	942	1,004	19	11	2,907	2,868	1

Total operating expenses	2,780	2,858	2,354	(3)	18	8,736	8,023	9

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	279	196	255	42	9	1,395	1,248	12

Income tax expense/(benefit)	(57)	14	124	–	–	214	439	(51)
Minority interests, net of tax	44	53	0	(17)	–	137	0	–

Income from continuing operations before cumulative effect of accounting changes	292	129	131	126	123	1,044	809	29

Cumulative effect of accounting changes, net of tax	0	0	(1)	–	–	0	(13)	–

Net income	292	129	130	126	125	1,044	796	31

Institutional Securities revenue disclosure
				Change	Change			Change
				in % from	in % from	9 months		in % from

in CHF m	3Q2004	2Q2004	3Q2003	2Q2004	3Q2003	2004	2003	2003

Debt underwriting	448	472	446	(5)	0	1,317	1,271	4
Equity underwriting	114	189	173	(40)	(34)	546	459	19

Underwriting	562	661	619	(15)	(9)	1,863	1,730	8

Advisory and other fees	306	241	320	27	(4)	747	895	(17)

Total investment banking	868	902	939	(4)	(8)	2,610	2,625	(1)

Fixed income	1,348	1,012	668	33	102	4,229	4,226	0
Equity	696	843	841	(17)	(17)	2,644	2,544	4

Total trading	2,044	1,855	1,509	10	35	6,873	6,770	2

Other (including loan portfolio)	171	377	171	(55)	0	731	90	–

Net revenues	3,083	3,134	2,619	(2)	18	10,214	9,485	8

Commissions, fees and other	614	686	676	(10)	(9)	2,051	1,863	10
Trading revenues (principal transactions)	624	332	26	88	–	2,189	2,448	(11)
Net interest income	806	837	807	(4)	0	2,633	2,459	7

Total trading	2,044	1,855	1,509	10	35	6,873	6,770	2

Institutional Securities key information
				9 months

	3Q2004	2Q2004	3Q2003	2004	2003

Cost/income ratio	90.2%	91.2%	89.9%	85.5%	84.6%

Compensation/revenue ratio	53.9%	61.1%	51.5%	57.1%	54.3%

Pre-tax margin	9.0%	6.3%	9.7%	13.7%	13.2%

Return on average allocated capital	10.7%	4.9%	5.0%	13.5%	9.8%
Average allocated capital in CHF m	10,894	10,583	10,484	10,277	10,871

Other data excluding minority interest
Cost/income ratio 1) 2)	91.5%	92.8%	89.9%	86.7%	84.6%

Compensation/revenue ratio 1)	54.8%	62.2%	51.5%	57.9%	54.3%

Pre-tax margin 1) 2)	7.7%	4.6%	9.7%	12.5%	13.2%

1) Excluding CHF 48 million, CHF 53 million and CHF 141 million in 3Q2004, 2Q2004 and 9 months 2004, respectively, in minority interest revenues relating to the FIN 46R consolidation.
2) Excluding CHF 4 million in 3Q2004 and 9 months 2004 in expenses associated with minority interests relating to the FIN 46R consolidation.

				Change	Change
				in % from	in % from
	30.09.04	30.06.04	31.12.03	30.06.04	31.12.03

Total assets in CHF bn	741.4	755.3	644.4	(2)	15

Number of employees (full-time equivalents)	16,519	15,801	15,374	5	7

Wealth & Asset Management income statement
				Change	Change			Change
				in % from	in % from	9 months		in % from

in CHF m	3Q2004	2Q2004	3Q2003	2Q2004	3Q2003	2004	2003	2003

Net interest income	(20)	42	20	–	–	41	33	24

Asset management and administrative fees	541	632	616	(14)	(12)	1,807	1,747	3
Trading revenues including realized gains/(losses) from investment securities, net	49	53	(1)	(8)	–	145	122	19
Other revenues	239	772	76	(69)	214	1,181	132	–

Total noninterest revenues	829	1,457	691	(43)	20	3,133	2,001	57

Net revenues	809	1,499	711	(46)	14	3,174	2,034	56

Compensation and benefits	291	276	304	5	(4)	844	823	3
Other expenses	313	360	321	(13)	(2)	1,020	1,001	2
of which commission and distribution expenses	164	218	208	(25)	(21)	605	581	4

Total operating expenses	604	636	625	(5)	(3)	1,864	1,824	2

Income from continuing operations before taxes and minority interests	205	863	86	(76)	138	1,310	210	–

Income tax expense	8	100	14	(92)	(43)	146	24	–
Minority interests, net of tax	167	462	0	(64)	–	697	0	–

Income from continuing operations	30	301	72	(90)	(58)	467	186	151

Income from discontinued operations, net of tax	0	0	1	–	–	0	21	–

Net income	30	301	73	(90)	(59)	467	207	126

Wealth & Asset Management revenue disclosure
				Change	Change			Change
				in % from	in % from	9 months		in % from

in CHF m	3Q2004	2Q2004	3Q2003	2Q2004	3Q2003	2004	2003	2003

Credit Suisse Asset Management 1)	403	482	472	(16)	(15)	1,368	1,305	5
Alternative Capital 1)	113	106	125	7	(10)	336	322	4
Private Client Services	57	69	77	(17)	(26)	198	215	(8)
Other	0	0	(19)	–	–	(1)	(17)	(94)

Total before investment related gains	573	657	655	(13)	(13)	1,901	1,825	4

Investment related gains 2)	62	380	56	(84)	11	569	209	172

Net revenues before minority interests	635	1,037	711	(39)	(11)	2,470	2,034	21

Minority interest revenues 3)	174	462	0	(62)	–	704	0	–

Net revenues	809	1,499	711	(46)	14	3,174	2,034	56

1) Alternative Capital has been presented as a separate division from Credit Suisse Asset Management and prior periods have been adjusted to conform to the current presentation.
2) Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with the Alternative Capital division and Other.
3) Reflects minority interest revenues relating to the FIN 46R consolidation.

Wealth & Asset Management key information
				9 months

	3Q2004	2Q2004	3Q2003	2004	2003

Cost/income ratio	74.7%	42.4%	87.9%	58.7%	89.7%

Compensation/revenue ratio	36.0%	18.4%	42.8%	26.6%	40.5%

Pre-tax margin	25.3%	57.6%	12.1%	41.3%	10.3%

Return on average allocated capital	10.3%	96.6%	26.6%	53.4%	21.2%
Average allocated capital in CHF m	1,160	1,246	1,099	1,166	1,300

Net new assets in CHF bn
Credit Suisse Asset Management 1)	0.4	1.0	(5.3)	0.9	(11.2)
Alternative Capital	1.2	0.3	0.7	2.2	0.0
Private Client Services	(2.1)	1.4	(2.1)	(0.3)	(2.7)

Total net new assets	(0.5)	2.7	(6.7)	2.8	(13.9)

Other data excluding minority interest
Cost/income ratio 2) 3)	94.0%	61.3%	87.9%	75.2%	89.7%

Compensation/revenue ratio 2)	45.8%	26.6%	42.8%	34.2%	40.5%

Pre-tax margin 2) 3)	6.0%	38.7%	12.1%	24.8%	10.3%

1) Credit Suisse Asset Management balances for Assets under management and Net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.
2) Excluding CHF 174 million, CHF 462 million and CHF 704 million in 3Q2004, 2Q2004 and 9 months 2004, respectively, in minority interest revenues relating to the FIN 46R consolidation.
3) Excluding CHF 7 million in 3Q2004 and 9 months 2004 in expenses associated with minority interests relating to the FIN 46R consolidation.

				Change	Change
				in % from	in % from
in CHF bn	30.09.04	30.06.04	31.12.03	30.06.04	31.12.03

Assets under management
Credit Suisse Asset Management 1)	386.9	385.6	381.6	0	1
Alternative Capital	39.8	39.1	31.1	2	28
Private Client Services	60.8	64.6	61.8	(6)	(2)

Total assets under management	487.5	489.3	474.5	0	3

of which advisory	164.8	166.3	158.3	(1)	4
of which discretionary	322.7	323.0	316.2	0	2

Active private equity investments	1.5	1.2	1.3	25	15

Number of employees (full-time equivalents)	2,931	2,917	2,967	0	(1)

1) Credit Suisse Asset Management balances for Assets under management and Net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.

WINTERTHUR

The Winterthur business unit consists of two reporting segments, Life & Pensions and Non-Life. Life & Pensions incorporates the life insurance and pension business for private and corporate clients. Non-Life incorporates the non-life and health insurance business for individual and small and medium-sized corporate customers.

Winterthur’s business environment in the third quarter of 2004 was characterized by continuing pressure on the industry from declining financial returns from lower yielding reinvestment, slowing growth in many markets, the need to maintain adequate levels of capital and customer demand for greater transparency of products and pricing.

Non-Life premium growth was satisfactory, reflecting both tariff and volume increases across most markets. Despite low customer demand in the individual life business resulting from the current low interest rate environment, Life & Pensions recorded a significant increase in deposit business, which includes investment-type products such as unit-linked policies.

Despite this challenging environment, Winterthur recorded a solid performance in the first nine months of 2004 with a reported net income of CHF 753 million. This result reflects a strengthening of the underlying earnings power through a significant improvement in the combined ratio and a further reduction of administration expenses. In addition, this result reflects charges relating to restructuring, discontinued businesses and an initial provision for the mandatory participation in profits to policyholders prescribed by the Swiss government, all of which occurred in the first half of 2004.

As a result of Winterthur’s stronger net income and management’s improved expectations for future taxable earnings, Winterthur increased the valuation of its deferred tax assets (by decreasing the related valuation allowance) in the third quarter of 2004 in relation to tax loss carry-forwards created in prior years.

Winterthur’s solid performance and underlying earnings power in the first nine months of 2004 has contributed to a reinforcement of its capital position. Winterthur’s shareholders’ equity was CHF 8.2 billion as of September 30, 2004, compared to CHF 7.5 billion as of June 30, 2004, resulting from the third quarter’s net income and the impact of a recovery in bond margins.

During the third quarter of 2004, Winterthur combined its life and non-life organizations in Switzerland. The new organization will further enable Winterthur to increase operating efficiency and strengthen its position as Switzerland’s leading insurance carrier.

Life & Pensions
In the first nine months of 2004, Life & Pensions reported net income of CHF 370 million, compared to a net loss of CHF 1,859 million in the corresponding period of the previous year. This result includes an initial provision for the mandatory participation in profits to policyholders prescribed by the Swiss government, which occurred in the first quarter of 2004, and the above mentioned increase in the valuation of deferred tax assets in the third quarter of 2004. The net loss in the first nine months of 2003 was primarily due to a goodwill impairment of CHF 1,510 million and a cumulative effect of a change in accounting for provisions for policyholder guarantees and annuities of CHF 529 million.

Compared with the second quarter of 2004, net income increased by CHF 97 million to CHF 164 million in the third quarter of 2004 despite lower investment income. Third quarter net income includes an increase in the deferred tax assets in relation to tax loss carry-forwards as described above of CHF 72 million due to the higher expected future taxable earnings. Excluding this deferred tax benefit, the year-to-date tax rate would be modestly above the expected rate for the Life & Pensions business.

Total business volume increased 2% in the first nine months of 2004 compared to the same period in 2003. This growth was driven in part by an increase in deposit business of 26%, including a growth of 36% in unit-linked business compared to the corresponding period of the previous year. This growth reflects Life & Pensions’ ongoing strategy of increasing its focus on less capital-intensive investment-type products. In the first nine months of 2004, Life & Pensions reported a decrease in gross premiums written of 8%, or CHF 700 million, to CHF 8,354 million, compared to the corresponding period of the previous year. This decrease was driven mainly by lower volumes in traditional business in Switzerland reflecting current market trends. Net new assets amounted to CHF 2.6 billion in the first nine months of 2004 compared to CHF 1.7 billion in the first nine months of 2003, primarily due to lower surrenders.

Compared to the first nine months of the previous year, net investment income increased by CHF 170 million to CHF 3,306 million. This improvement reflects a material reduction of losses on equity investments compared to the corresponding period of the previous year. In the first nine months of 2004, the net investment return backing traditional life policies amounted to 4.7%, compared to 4.6% in the first nine months of 2003. Net current investment return remained stable at 3.9% versus the first nine months of 2003, and net realized gains/losses increased by 0.1 percentage points to 0.8%.

In the first nine months of 2004, insurance underwriting and acquisition expenses increased by 3%, mainly driven by increased amortization of the present value of future profits (PVFP) compared to 2003, matching the high level of earnings reported in the first nine months of the year. Administration expenses were down 8%, or CHF 64 million, compared to the first nine months of 2003, reflecting cost savings in almost all market units. The expense ratio improved by 0.6 percentage points to 9.2%.

In May 2004, Life & Pensions announced the divestiture of Personal Pension Management Limited (PPML), a wholly owned subsidiary of Winterthur Life (UK) Limited, to Capita Group Plc. The divestiture was completed in the third quarter of 2004. The sale of PPML will enable Winterthur to increase its focus on its core life business in the UK.

Non-Life
In the first nine months of 2004, Non-Life reported net income of CHF 383 million compared to a loss of CHF 429 million in the corresponding period of 2003. This result reflects charges related to restructuring and discontinued businesses, all of which occurred in the first half of 2004, and the above-mentioned increase in the valuation of deferred tax assets in the third quarter of 2004. This stronger result was primarily driven by an improved underwriting result and higher investment income. In addition, 2003 includes losses on the sold entities and certain provisions related to the current and former international business portfolio.

Net income increased to CHF 198 million in the third quarter of 2004 from CHF 82 million in the second quarter. The third quarter net income includes an increase in deferred tax assets in relation to tax loss carry-forwards as described above of CHF 59 million due to higher expected future taxable earnings. Excluding this deferred tax benefit, the year-to-date tax rate would be in line with the expected rate for the Non-Life business.

In the first nine months of 2004, net premiums earned increased by CHF 383 million, or 5%, to CHF 8,020 million, compared to the corresponding period of the previous year. This growth reflects both tariff and volume increases across most markets.

The combined ratio improved by 2.8 percentage points to 99.7% in the first nine months of 2004, compared with the corresponding period of the previous year. The claims ratio decreased by 1.2 percentage points to 74.2% in the first nine months of 2004 versus the corresponding period of the previous year despite significant hailstorms in Europe. Due to a reduction in hurricane exposure following the sale of Republic Financial Services in the third quarter of 2003 and focused underwriting, the effect of the recent storms in the US was immaterial to the underwriting result.

The expense ratio decreased by 1.6 percentage points to 25.5% in the first nine months of 2004, compared to the corresponding period of the previous year, as expenses remained stable despite premium volume growth. Administration expenses decreased by 3% over the same period reflecting further cost savings.

In the first nine months of 2004, Non-Life recorded a significant increase in net investment income of CHF 197 million, to CHF 862 million, versus the first nine months of 2003. This high level of investment income reflects a significantly lower level of losses on equity investments, compared to the corresponding period of the previous year. In the first nine months of 2004, the net investment return was 4.7%, compared to 4.0% in the corresponding period of 2003. Net current investment return stood at 3.6%, 0.1 percentage points down versus the first nine months of 2003, and net realized gains/losses increased by 0.8 percentage points to 1.1%.

Non-Life reported a net loss from discontinued operations of CHF 91 million in the first nine months of 2004, compared to a net loss of CHF 180 million in the corresponding period of 2003. The loss in 2004 was primarily due to provisions in the first half of 2004 related to the sale of Non-Life’s French subsidiary Rhodia Assurances S.A. and a charge for risks retained from the business sold in the UK in 2003.

Winterthur
				Change	Change			Change
				in % from	in % from	9 months		in % from

in CHF m, except where indicated	3Q2004	2Q2004	3Q2003	2Q2004	3Q2003	2004	2003	2003

Total gross premiums written	3,496	4,137	3,925	(15)	(11)	17,739	18,064	(2)

Net investment income	1,167	1,372	1,244	(15)	(6)	4,168	3,801	10

Administration expenses	552	578	576	(4)	(4)	1,661	1,752	(5)

Net income/(loss)	362	149	(653)	143	–	753	(2,288)	–

Combined ratio (Non-Life)	101.1%	97.6%	106.1%	–	–	99.7%	102.5%	–

Return on average allocated capital	19.0%	8.9%	(31.6%)	–	–	13.7%	(31.7%)	–
Average allocated capital	7,894	7,852	8,442	1	(6)	7,735	9,693	(20)

Return on invested assets	4.1%	4.6%	4.3%	–	–	4.7%	4.5%	–

Life & Pensions income statement
				Change	Change			Change
				in % from	in % from	9 months		in % from

in CHF m	3Q2004	2Q2004	3Q2003	2Q2004	3Q2003	2004	2003	2003

Gross premiums written	1,671	2,042	1,969	(18)	(15)	8,354	9,054	(8)

Net premiums earned	1,657	2,030	1,939	(18)	(15)	8,299	8,980	(8)

Net investment income	903	1,092	999	(17)	(10)	3,306	3,136	5
Other revenues including fees, net revenues from deposit business general and separate account	157	103	29	52	441	365	232	57

Net revenues	2,717	3,225	2,967	(16)	(8)	11,970	12,348	(3)

Policyholder benefits incurred	2,278	2,334	2,127	(2)	7	9,571	10,049	(5)
Dividends to policyholders incurred	(122)	257	132	–	–	556	384	45
Provision for credit losses	(5)	2	3	–	–	(4)	3	–

Total benefits, dividends and credit losses	2,151	2,593	2,262	(17)	(5)	10,123	10,436	(3)

Insurance underwriting and acquisition expenses	125	153	152	(18)	(18)	442	430	3
Administration expenses	246	258	237	(5)	4	741	805	(8)
Other expenses	59	67	121	(12)	(51)	175	180	(3)
Goodwill impairment	0	0	0	–	–	0	1,510	–
Restructuring charges	3	3	13	0	(77)	8	36	(78)

Total operating expenses	433	481	523	(10)	(17)	1,366	2,961	(54)

Income/(loss) from continuing operations before taxes, minority interests and cumulative effect of accounting changes	133	151	182	(12)	(27)	481	(1,049)	–

Income tax expense/(benefit)	(38)	71	(3)	–	–	84	104	(19)
Minority interests, net of tax	5	6	(10)	(17)	–	18	(13)	–

Income/(loss) from continuing operations before cumulative effect of accounting changes	166	74	195	124	(15)	379	(1,140)	–

Income/(loss) from discontinued operations, net of tax	(2)	(7)	(236)	(71)	(99)	(10)	(190)	(95)
Cumulative effect of accounting changes, net of tax	0	0	0	–	–	1	(529)	–

Net income/(loss)	164	67	(41)	145	–	370	(1,859)	–

Life & Pensions key information
				9 months

	3Q2004	2Q2004	3Q2003	2004	2003

Total business volume in CHF m 1)	3,292	3,460	3,133	12,819	12,585

Expense ratio 2)	11.3%	11.9%	12.4%	9.2%	9.8%

Return on average allocated capital	12.0%	5.2%	(3.2%)	9.4%	(38.5%)
Average allocated capital in CHF m	5,653	5,565	6,340	5,509	6,475

1) Includes gross premiums written and policyholder deposits.
2) Insurance underwriting, acquisition and administration expenses as a percentage of total business volume.

				Change	Change
				in % from	in % from
	30.09.04	30.06.04	31.12.03	30.06.04	31.12.03

Assets under management (discretionary) in CHF bn 1)	116.4	117.4	113.8	(1)	2

Technical provisions in CHF bn	110.8	108.8	104.7	2	6

Number of employees (full-time equivalents)	6,606	6,478	7,193	2	(8)

1) Based on savings-related provisions for policyholders plus off-balance sheet assets.

Life & Pensions investment income
				Change	Change			Change
				in % from	in % from	9 months		in % from

in CHF m	3Q2004	2Q2004	3Q2003	2Q2004	3Q2003	2004	2003	2003

Net current investment income	1,010	1,046	951	(3)	6	3,058	2,898	6
of which backing traditional life policies	943	984	903	(4)	4	2,861	2,753	4
of which backing unit-linked liabilities general account	67	62	48	8	40	197	145	36
Realized gains/(losses), net	91	287	368	(68)	(75)	957	1,175	(19)
of which backing traditional life policies	22	148	147	(85)	(85)	617	519	19
of which backing unit-linked liabilities general account	69	139	221	(50)	(69)	340	656	(48)

Net investment income before credited investment income to deposit business general account	1,101	1,333	1,319	(17)	(17)	4,015	4,073	(1)

Credited investment income to deposit business general account	(198)	(241)	(320)	(18)	(38)	(709)	(937)	(24)

Net investment income	903	1,092	999	(17)	(10)	3,306	3,136	5

Investment income separate account	86	(56)	137	–	(37)	39	298	(87)

Life & Pensions investment return
				9 months

	3Q2004	2Q2004	3Q2003	2004	2003

Net current investment return backing traditional life policies	3.9%	4.0%	3.7%	3.9%	3.9%
Realized gains/(losses) backing traditional life policies	0.1%	0.6%	0.6%	0.8%	0.7%

Net investment return backing traditional life policies	4.0%	4.6%	4.4%	4.7%	4.6%

Average assets backing traditional life policies in CHF bn	96.8	98.0	96.5	97.8	94.3

Non-Life income statement
				Change	Change			Change
				in % from	in % from	9 months		in % from

in CHF m	3Q2004	2Q2004	3Q2003	2Q2004	3Q2003	2004	2003	2003

Gross premiums written	1,825	2,095	1,956	(13)	(7)	9,385	9,010	4

Reinsurance ceded	(109)	(17)	(61)	–	79	(377)	(401)	(6)
Change in provisions for unearned premiums	830	595	713	39	16	(988)	(972)	2

Net premiums earned	2,546	2,673	2,608	(5)	(2)	8,020	7,637	5

Net investment income	264	280	245	(6)	8	862	665	30
Other revenues including fees	59	37	6	59	–	98	(17)	–

Net revenues	2,869	2,990	2,859	(4)	0	8,980	8,285	8

Claims and annuities incurred	1,895	1,903	2,044	0	(7)	5,951	5,757	3
Dividends to policyholders incurred	66	128	81	(48)	(19)	253	203	25
Provision for credit losses	1	(1)	1	–	0	0	0	–

Total claims, dividends and credit losses	1,962	2,030	2,126	(3)	(8)	6,204	5,960	4

Insurance underwriting and acquisition expenses	374	386	383	(3)	(2)	1,125	1,121	0
Administration expenses	306	320	339	(4)	(10)	920	947	(3)
Other expenses	21	23	476	(9)	(96)	111	599	(81)
Restructuring charges	11	57	20	(81)	(45)	72	56	29

Total operating expenses	712	786	1,218	(9)	(42)	2,228	2,723	(18)

Income/(loss) from continuing operations before taxes and minority interests	195	174	(485)	12	–	548	(398)	–

Income tax expense/(benefit)	0	34	(110)	–	–	48	(147)	–
Minority interests, net of tax	8	19	(4)	(58)	–	26	(2)	–

Income/(loss) from continuing operations	187	121	(371)	55	–	474	(249)	–

Income/(loss) from discontinued operations, net of tax	11	(39)	(241)	–	–	(91)	(180)	(49)

Net income/(loss)	198	82	(612)	141	–	383	(429)	–

Prior periods have been adjusted for discontinued operations.

Non-Life key information
				9 months

	3Q2004	2Q2004	3Q2003	2004	2003

Combined ratio	101.1%	97.6%	106.1%	99.7%	102.5%

Expense ratio 1)	26.7%	26.4%	27.7%	25.5%	27.1%

Claims ratio 2)	74.4%	71.2%	78.4%	74.2%	75.4%

Return on average allocated capital	36.8%	17.7%	(93.6%)	24.5%	(16.5%)
Average allocated capital in CHF m	2,241	2,287	2,633	2,226	3,483

1) Insurance underwriting, acquisition and administration expenses as a percentage of net premiums earned.
2) Claims and annuities incurred as a percentage of net premiums earned.

				Change	Change
				in % from	in % from
	30.09.04	30.06.04	31.12.03	30.06.04	31.12.03

Assets under management (discretionary) in CHF bn	24.8	25.3	25.4	(2)	(2)

Technical provisions in CHF bn	26.1	26.2	24.1	0	8

Number of employees (full-time equivalents)	13,057	13,230	13,673	(1)	(5)

Non-Life investment income
				Change	Change			Change
				in % from	in % from	9 months		in % from

in CHF m	3Q2004	2Q2004	3Q2003	2Q2004	3Q2003	2004	2003	2003

Net current investment income	227	223	209	2	9	665	615	8
Realized gains/(losses), net	37	57	36	(35)	3	197	50	294

Net investment income	264	280	245	(6)	8	862	665	30

Non-Life investment return
				9 months

	3Q2004	2Q2004	3Q2003	2004	2003

Net current investment return	3.7%	3.6%	3.5%	3.6%	3.7%
Realized gains/(losses), net	0.6%	0.9%	0.6%	1.1%	0.3%

Net investment return	4.3%	4.5%	4.1%	4.7%	4.0%

Average assets in CHF bn	24.5	24.9	23.8	24.7	22.4

Investment portfolio (Life & Pensions and Non-Life)
	30.09.04		31.12.03

in CHF m	Book value	Fair value	Book value	Fair value

Debt securities – held-to-maturity	10,120	10,053	10,186	10,021
Debt securities – available-for-sale	71,685	71,685	71,324	71,324
Equity securities – available-for-sale	5,404	5,404	5,122	5,122
Debt securities – trading	1,622	1,622	1,071	1,071
Equity securities – trading	10,357	10,357	8,591	8,591
Mortgage loans	10,597	10,597	11,054	11,054
Loans	5,048	5,048	4,523	4,523
Real estate	8,317	8,665	8,388	8,682
Other investments	3,599	3,599	3,733	3,733

Investments, general account	126,749	127,030	123,992	124,121

Investments, separate account	4,227	4,227	3,991	3,991

Total investments	130,976	131,257	127,983	128,112

of which Life & Pensions	109,597	109,647	105,018	104,923
of which Non-Life	21,379	21,610	22,965	23,189

Debt and Equity securities – trading include CHF 11,727 million (December 31, 2003: CHF 9,337 million) held to back unit-linked liabilities in the general account.

Investment securities (Life & Pensions and Non-Life)
	30.09.04				31.12.03

		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized		Amortized	unrealized	unrealized
in CHF m	cost	gains	losses	Fair value	cost	gains	losses	Fair value

Debt securities – held-to-maturity	10,120	–	67	10,053	10,186	–	165	10,021

Debt securities – available-for-sale	69,622	2,573	510	71,685	69,546	2,671	893	71,324
Equity securities – available-for-sale	5,026	529	151	5,404	4,622	553	53	5,122

Securities – available-for-sale	74,648	3,102	661	77,089	74,168	3,224	946	76,446

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS | CREDIT SUISSE GROUP

Consolidated statements of income (unaudited)
				Change	Change			Change
				in % from	in % from	9 months		in % from

in CHF m	3Q2004	2Q2004	3Q2003	2Q2004	3Q2003	2004	2003	2003

Interest and dividend income	7,622	7,896	7,121	(3)	7	23,259	21,151	10
Interest expense	(4,848)	(4,537)	(3,950)	7	23	(14,047)	(12,465)	13

Net interest income	2,774	3,359	3,171	(17)	(13)	9,212	8,686	6

Commissions and fees	3,307	3,418	3,457	(3)	(4)	10,288	9,649	7
Trading revenues	931	712	233	31	300	3,159	2,734	16
Realized gains/(losses) from investment securities, net	128	198	513	(35)	(75)	854	1,183	(28)
Insurance net premiums earned	4,202	4,704	4,549	(11)	(8)	16,319	16,618	(2)
Other revenues	411	1,114	(197)	(63)	–	1,985	(327)	–

Total noninterest revenues	8,979	10,146	8,555	(12)	5	32,605	29,857	9

Net revenues	11,753	13,505	11,726	(13)	0	41,817	38,543	8

Policyholder benefits, claims and dividends	4,117	4,622	4,386	(11)	(6)	16,331	16,394	0
Provision for credit losses	38	133	113	(71)	(66)	205	424	(52)

Total benefits, claims and credit losses	4,155	4,755	4,499	(13)	(8)	16,536	16,818	(2)

Insurance underwriting, acquisition and administration expenses	1,047	1,115	1,110	(6)	(6)	3,219	3,297	(2)
Banking compensation and benefits	2,802	3,087	2,482	(9)	13	9,317	8,516	9
Other expenses	2,077	1,995	2,559	4	(19)	5,895	6,385	(8)
Goodwill impairment	0	0	0	–	–	0	1,510	–
Restructuring charges	13	60	32	(78)	(59)	77	92	(16)

Total operating expenses	5,939	6,257	6,183	(5)	(4)	18,508	19,800	(7)

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1,659	2,493	1,044	(33)	59	6,773	1,925	252

Income tax expense	114	442	267	(74)	(57)	1,126	943	19
Dividends on preferred securities for consolidated entities	0	0	34	–	–	0	99	–
Minority interests, net of tax	205	548	(9)	(63)	–	872	(2)	–

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	1,340	1,503	752	(11)	78	4,775	885	440

Income/(loss) from discontinued operations, net of tax	11	(46)	(477)	–	–	(100)	(351)	(72)
Extraordinary items, net of tax	0	0	0	–	–	0	5	–
Cumulative effect of accounting changes, net of tax	0	0	(12)	–	–	(6)	(553)	(99)

Net income/(loss)	1,351	1,457	263	(7)	414	4,669	(14)	–

Basic earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1.15	1.30	0.64	4.08	0.76
Income/(loss) from discontinued operations, net of tax	0.01	(0.04)	(0.41)	(0.09)	(0.30)
Extraordinary items, net of tax	0.00	0.00	0.00	0.00	0.00
Cumulative effect of accounting changes, net of tax	0.00	0.00	(0.01)	(0.01)	(0.47)

Net income/(loss) available for common shares	1.16	1.26	0.22	3.98	(0.01)

Diluted earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1.14	1.26	0.63	3.99	0.76
Income/(loss) from discontinued operations, net of tax	0.01	(0.04)	(0.39)	(0.08)	(0.30)
Extraordinary items, net of tax	0.00	0.00	0.00	0.00	0.00
Cumulative effect of accounting changes, net of tax	0.00	0.00	(0.01)	0.00	(0.47)

Net income/(loss) available for common shares	1.15	1.22	0.23	3.91	(0.01)

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited)
				Change	Change
				in % from	in % from
in CHF m	30.09.04	30.06.04	31.12.03	30.06.04	31.12.03

Assets
Cash and due from banks	27,628	31,017	24,799	(11)	11
Interest-bearing deposits with banks	5,873	5,394	2,992	9	96
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	287,606	300,027	257,083	(4)	12
Securities received as collateral	22,649	21,887	15,151	3	49
Trading assets (of which CHF 113,916 m, CHF 103,062 m and CHF 103,286 m encumbered)	344,240	342,881	297,778	0	16
Investment securities (of which CHF 1,509 m, CHF 863 m and CHF 857 m encumbered)	102,389	102,404	105,807	0	(3)
Other investments	14,357	12,874	7,894	12	82
Real estate held for investment	9,042	9,005	9,148	0	(1)
Loans, net of allowance for loan losses of CHF 3,361 m, CHF 3,790 m and CHF 4,646 m	188,164	183,355	177,179	3	6
Premises and equipment	7,332	7,457	7,819	(2)	(6)
Goodwill	12,497	12,542	12,325	0	1
Intangible assets	4,032	4,077	4,056	(1)	(1)
Assets held for separate accounts	4,227	4,052	3,991	4	6
Other assets (of which CHF 3,625 m, CHF 3,926 m and CHF 2,644 m encumbered)	89,844	94,608	78,286	(5)	15
Discontinued operations – assets	1	104	0	(99)	–

Total assets	1,119,881	1,131,684	1,004,308	(1)	12

Liabilities and shareholders' equity
Deposits	305,461	303,864	261,989	1	17
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	248,542	248,897	236,847	0	5
Obligation to return securities received as collateral	22,649	21,887	15,151	3	49
Trading liabilities	171,567	182,765	156,331	(6)	10
Short-term borrowings	12,995	13,806	11,497	(6)	13
Provisions from the insurance business	138,561	136,694	130,537	1	6
Long-term debt	105,317	102,263	89,697	3	17
Liabilities held for separate accounts	4,225	4,049	3,987	4	6
Other liabilities	68,233	76,030	61,300	(10)	11
Discontinued operations – liabilities	5	109	24	(95)	(79)

Preferred securities	0	0	2,214	–	–
Minority interests	6,226	6,036	743	3	–

Total liabilities	1,083,781	1,096,400	970,317	(1)	12

Common shares	606	1,197	1,195	(49)	(49)
Additional paid-in capital	23,211	22,954	23,586	1	(2)
Retained earnings	19,542	18,191	14,873	7	31
Treasury shares, at cost	(4,480)	(4,045)	(3,144)	11	42
Accumulated other comprehensive income/(loss)	(2,779)	(3,013)	(2,519)	(8)	10

Total shareholders' equity	36,100	35,284	33,991	2	6

Total liabilities and shareholders' equity	1,119,881	1,131,684	1,004,308	(1)	12

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated changes in shareholders' equity (unaudited)
							Accumulated
						Common	other
				Additional		shares in	comprehen-
	Common shares		Common	paid in	Retained	treasury	sive income/
9 months, in CHF m, except common shares outstanding	outstanding		shares	capital	earnings	at cost	(loss)	Total

Balance December 31, 2002	1,116,058,305		1,190	24,417	14,214	(4,387)	(1,256)	34,178

Net income					(14)			(14)
Other comprehensive income/(loss), net of tax							(183)	(183)
Issuance of common shares	4,790,610		5	9				14
Issuance of treasury shares	114,736,491			7		4,004		4,011
Repurchase of treasury shares	(117,401,530)					(3,703)		(3,703)
Share-based compensation	16,869,213			(841)		1,168		327
Net premium/discount on treasury shares and own share derivative activitiy				27				27
Cash dividends paid					(111)			(111)

Balance September 30, 2003	1,135,053,089		1,195	23,619	14,089	(2,918)	(1,439)	34,546

Balance December 31, 2003	1,130,362,948	1)	1,195	23,586	14,873	(3,144)	(2,519)	33,991

Net income					4,669			4,669
Other comprehensive income/(loss), net of tax							(260)	(260)
Issuance of common shares	16,264,412		10	16				26
Issuance of treasury shares	269,992,222			(34)		11,971		11,937
Repurchase of treasury shares	(327,941,656)					(14,571)		(14,571)
Share-based compensation	20,714,342			(395)		1,264		869
Repayment out of share capital 2)			(599)	8				(591)
Other				30				30

Balance September 30, 2004	1,109,392,268	3)	606	23,211	19,542	(4,480)	(2,779)	36,100

1) At par value CHF 1.00 each, fully paid, net of 64,642,966 treasury shares. In addition to the treasury shares, a maximum of 272,718,007 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.
2) On April 30, 2004, the shareholders of Credit Suisse Group approved a par value reduction of CHF 0.50 per share, in lieu of a dividend, which was paid out on July 12, 2004.
3) At par value CHF 0.50 each, fully paid, net of 101,878,058 treasury shares. In addition to the treasury shares, a maximum of 256,404,027 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Comprehensive income (unaudited)
				9 months

in CHF m	3Q2004	2Q2004	3Q2003	2004	2003

Net income/(loss)	1,351	1,457	263	4,669	(14)
Other comprehensive income/(loss)	234	(1,076)	(683)	(260)	(183)

Comprehensive income	1,585	381	(420)	4,409	(197)

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statement of cash flows (unaudited)
	9 months

in CHF m	2004	2003

Operating activities of continuing operations
Net income/(loss)	4,669	(14)
(Income)/loss from discontinued operations, net of tax	100	351

Income/(loss) from continuing operations	4,769	337

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations
Impairment, depreciation and amortization	1,560	3,434
Provision for credit losses	205	424
Deferred tax provision	(119)	(459)
Restructuring charges	77	92
Change in technical provisions from the insurance business	7,286	6,182
(Gain)/loss from investment securities	(854)	(1,183)
Share of net income from equity method investments	(176)	(34)
Cumulative effect of accounting changes, net of tax	6	553
Receivables from the insurance business	1,221	1,029
Payables from the insurance business	(3,544)	(1,086)
Trading assets and liabilities	(23,535)	(3,172)
Deferred policy acquisition costs	(414)	(284)
(Increase)/decrease in accrued interest, fees receivable and other assets	(18,030)	(21,880)
Increase/(decrease) in accrued expenses and other liabilities	8,555	16,593
Other, net	(872)	1,655

Total adjustments	(28,634)	1,864

Net cash provided by/(used in) operating activities of continuing operations	(23,865)	2,201

Investing activities of continuing operations
(Increase)/decrease in interest-bearing deposits with banks	(2,850)	1,223
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(26,257)	(9,619)
Purchase of investment securities	(42,475)	(94,111)
Proceeds from sale of investment securities	27,926	45,612
Maturities of investment securities	17,505	38,177
Investments in subsidiaries and other investments	(3,746)	(7,492)
Proceeds from sale of other investments	3,661	1,331
(Increase)/decrease in loans	(15,389)	(1,710)
Proceeds from sales of loans	4,074	3,280
Capital expenditures for premises and equipment and intangible assets	(635)	(625)
Proceeds from sale of premises and equipment and intangible assets	63	145
Other, net	184	(149)

Net cash provided by/(used in) investing activities of continuing operations	(37,939)	(23,938)

Financing activities of continuing operations
Increase/(decrease) in deposits	41,006	23,632
Increase/(decrease) in short-term borrowings	1,867	2,111
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	7,126	(6,173)
Issuances of long-term debt	27,842	13,993
Repayments of long-term debt	(8,761)	(19,485)
Issuances of common shares	26	14
Issuances of treasury shares	11,937	4,011
Repurchase of treasury shares	(14,571)	(3,703)
Dividends paid/capital repayments (including minority interest and trust preferred securities)	(609)	(237)
Other, net	(1,627)	611

Net cash provided by/(used in) financing activities of continuing operations	64,236	14,774

Effect of exchange rate changes on cash and due from banks	455	(737)

Discontinued operations
Net cash provided by discontinued operations	(96)	2,888
Proceeds from sale of stock by subsidiaries	38	7,433

Net increase/(decrease) in cash and due from banks	2,829	2,621

Cash and due from banks at beginning of period	24,799	28,461

Cash and due from banks at end of period	27,628	31,082

Supplemental disclosures of cash flow information (unaudited)
	9 months

in CHF m	2004	2003

Cash paid during the year for income taxes	1,426	710
Cash paid during the year for interest	13,802	12,552

Assets acquired and liabilities assumed in business acquisitions
Fair value of assets acquired	11	573
Fair value of liabilities assumed	(1)	(472)

Assets and liabilities sold in business divestitures
Assets sold	(865)	(41,586)
Liabilities sold	813	34,160

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS | UNAUDITED

Notes to the condensed consolidated financial statements

Basis of presentation

The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). For a description of the Group’s significant accounting policies, see Note 1 of the consolidated US GAAP financial statements for the year ended December 31, 2003, included in Credit Suisse Group’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004.

Certain financial information that is normally included in annual financial statements prepared in accordance with US GAAP but not required for interim reporting purposes has been condensed or omitted. Certain reclassifications have been made to the prior period’s financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated statements of financial condition and income for the interim periods presented.

The results of operations for interim periods are not necessarily indicative of results for the entire year. These condensed consolidated financial statements should be read in conjunction with the consolidated US GAAP financial statements and notes thereto for the year ended December 31, 2003.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Share-based compensation

Through December 31, 2002, the Group accounted for its employee share-based compensation program under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Under APB 25, no compensation expense was generally recognized for share options, as they were granted at an exercise price equal to the market price of the Group’s shares on the grant date.

Effective January 1, 2003, the Group adopted, using the prospective method, the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS 123), as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure (SFAS 148). Under the prospective method, all new awards granted to employees on or after January 1, 2003, are accounted for at fair value. The fair value of share options is based on the Black-Scholes valuation model with compensation expense recognized in earnings over the required service period. Share options outstanding as of December 31, 2002, if not subsequently modified, continue to be accounted for under APB 25.

The table below presents net income and basic and diluted earnings per share as reported, and as if all outstanding awards were accounted for at fair value under SFAS 123.

The Group had certain obligations under share option plans outstanding, primarily related to the years 1999 and prior, which either included a cash settlement feature or were linked to performance-based vesting requirements. For those plans, variable plan accounting will continue to be applied until settlement of the awards.

Share based compensation – pro forma information
				9 months

in CHF m, except the per share amounts	3Q2004	2Q2004	3Q2003	2004	2003

Net income/(loss) – as reported	1,351	1,457	263	4,669	(14)
Add: Share-based compensation expense included in reported net income, net of related tax effects	188	170	(71)	544	566
Deduct: Total share-based compensation expense determined under the fair value method for all awards vested during the year, net of related tax effects	(187)	(170)	155	(547)	(581)

Net income/(loss) – pro forma	1,352	1,457	347	4,666	(29)

Net income/(loss) available for common shares for basic EPS – pro forma	1,305	1,426	339	4,525	(29)

Net income/(loss) available for common shares for diluted EPS – pro forma	1,381	1,485	367	4,746	(29)

Basic earnings per share – as reported	1.16	1.26	0.22	3.98	(0.01)
Basic earnings per share – pro forma	1.16	1.26	0.29	3.98	(0.03)
Diluted earnings per share – as reported	1.15	1.22	0.23	3.91	(0.01)
Diluted earnings per share – pro forma	1.16	1.22	0.30	3.91	(0.03)

New accounting pronouncements

On July 16, 2004, the FASB ratified the EITF consensus on Issue 02-14, “Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means” (EITF 02-14). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 is not expected to have a material impact on the Group’s financial position, results of operations or cash flows.

Segment reporting

Net revenues
				9 months

in CHF m	3Q2004	2Q2004	3Q2003	2004	2003

Private Banking	1,644	1,869	1,716	5,453	4,681
Corporate & Retail Banking	808	950	904	2,545	2,467
Institutional Securities 1)	3,083	3,134	2,619	10,214	9,485
Wealth & Asset Management 2)	809	1,499	711	3,174	2,034
Life & Pensions	2,717	3,225	2,967	11,970	12,348
Non-Life	2,869	2,990	2,859	8,980	8,285
Corporate Center	(177)	(162)	(50)	(519)	(757)

Credit Suisse Group	11,753	13,505	11,726	41,817	38,543

1) Including CHF 48 million, CHF 53 million and CHF 141 million in 3Q2004, 2Q2004 and 9 months 2004, respectively, from minority interest revenues relating to the FIN 46R consolidation.
2) Including CHF 174 million, CHF 462 million and CHF 704 million in 3Q2004, 2Q2004 and 9 months 2004, respectively, from minority interest revenues relating to the FIN 46R consolidation.

Net income
				9 months

in CHF m	3Q2004	2Q2004	3Q2003	2004	2003

Private Banking	511	665	510	1,857	1,307
Corporate & Retail Banking	199	256	218	644	536
Institutional Securities	292	129	130	1,044	796
Wealth & Asset Management	30	301	73	467	207
Life & Pensions	164	67	(41)	370	(1,859)
Non-Life	198	82	(612)	383	(429)
Corporate Center	(43)	(43)	(15)	(96)	(572)

Credit Suisse Group	1,351	1,457	263	4,669	(14)

Total assets
in CHF m	30.09.04	31.12.03

Private Banking	196,362	174,934
Corporate & Retail Banking	102,317	98,468
Institutional Securities 1)	741,390	644,375
Wealth & Asset Management 2)	12,626	7,418
Life & Pensions and Non-Life	165,744	163,028
Corporate Center	(98,558)	(83,915)

Credit Suisse Group	1,119,881	1,004,308

1) Includes total assets in VIEs of CHF 2,077 million as of September 30, 2004, which were consolidated under FIN 46R.
2) Includes total assets in VIEs of CHF 3,161 million as of September 30, 2004, which were consolidated under FIN 46R.

Interest and dividend income and interest expense
				9 months

in CHF m	3Q2004	2Q2004	3Q2003	2004	2003

Interest income on loans	1,482	1,561	1,794	4,597	5,185
Interest income on investment securities	906	979	977	2,864	2,833
Dividend income from investment securities	26	65	14	134	173
Interest and dividend income on trading assets	2,893	3,412	2,859	9,740	7,856
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,843	1,458	1,222	4,719	3,982
Other	472	421	255	1,205	1,122

Total interest and dividend income	7,622	7,896	7,121	23,259	21,151

Deposits	(1,108)	(888)	(762)	(2,795)	(2,694)
Short-term borrowings	(53)	(36)	(201)	(180)	(210)
Interest expense on trading liabilities	(1,177)	(1,433)	(1,182)	(4,373)	(3,471)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,555)	(1,238)	(1,082)	(4,009)	(3,551)
Long-term debt	(794)	(795)	(713)	(2,244)	(2,130)
Other	(161)	(147)	(10)	(446)	(409)

Total interest expense	(4,848)	(4,537)	(3,950)	(14,047)	(12,465)

Net interest income	2,774	3,359	3,171	9,212	8,686

Trading activities

Trading-related revenues
				9 months

in CHF m	3Q2004	2Q2004	3Q2003	2004	2003

Interest rate products	56	(50)	(149)	612	653
Equity/index-related products	613	470	488	1,666	1,611
Foreign exchange products	240	277	(58)	898	503
Other	22	15	(48)	(17)	(33)

Trading revenues	931	712	233	3,159	2,734

Interest and dividend income on trading assets	2,893	3,412	2,859	9,740	7,856
Interest expense on trading liabilities	(1,177)	(1,433)	(1,182)	(4,373)	(3,471)

Trading interest income, net	1,716	1,979	1,677	5,367	4,385

Total trading-related revenues	2,647	2,691	1,910	8,526	7,119

Trading-related assets and liabilities
in CHF m	30.09.04	31.12.03

Trading assets
Debt securities	200,851	163,391
Equity securities	75,680	67,004
Positive replacement values of derivative trading positions	47,560	51,842
Other	20,149	15,541

Total trading assets	344,240	297,778

Trading liabilities
Short positions	118,598	98,424
Negative replacement values of derivative trading positions	52,969	57,907

Total trading liabilities	171,567	156,331

Commissions and fees
				9 months

in CHF m	3Q2004	2Q2004	3Q2003	2004	2003

Commissions from lending business	266	300	204	776	645

Investment and portfolio management fees	1,071	1,178	1,044	3,390	2,959
Commissions for other securities business	41	43	46	124	142

Commissions and fees from fiduciary activities	1,112	1,221	1,090	3,514	3,101
Underwriting fees	570	624	696	1,961	1,881
Brokerage fees	822	743	867	2,537	2,406

Commissions, brokerage securities underwriting and other securities activities	1,392	1,367	1,563	4,498	4,287
Fees for other customer services	537	530	600	1,500	1,616

Commissions and fees	3,307	3,418	3,457	10,288	9,649

Loans
in CHF m	30.09.04	31.12.03

Banks	1,499	1,254
Commercial	43,554	42,811
Consumer	75,500	70,932
Public authorities	3,655	3,419
Lease financings	3,757	3,481

Switzerland	127,965	121,897

Banks	8,265	7,876
Commercial	35,703	31,264
Consumer	18,629	19,741
Public authorities	705	797
Lease financings	146	144

Foreign	63,448	59,822

Loans, gross	191,413	181,719

Deferred expenses, net	112	106
Allowance for loan losses	(3,361)	(4,646)

Total loans, net	188,164	177,179

Allowance for loan losses
				9 months

in CHF m	3Q2004	2Q2004	3Q2003	2004	2003

Balance beginning of period	3,790	4,189	6,431	4,646	7,427

New provisions	194	319	336	678	910
Releases of provisions	(154)	(181)	(224)	(466)	(486)

Net additions charged to income statement	40	138	112	212	424

Gross write-offs	(502)	(556)	(681)	(1,648)	(2,005)
Recoveries	16	20	26	47	45

Net write-offs	(486)	(536)	(655)	(1,601)	(1,960)

Provisions for interest	24	11	31	59	98
Foreign currency translation impact and other adjustments, net	(7)	(12)	(75)	45	(145)

Balance end of period	3,361	3,790	5,844	3,361	5,844

Provision for credit losses disclosed in the income statement also includes provisions for lending-related exposure.

Impaired loans
in CHF m	30.09.04	31.12.03

With a specific allowance	4,405	6,459
Without a specific allowance	792	748

Total impaired loans, gross	5,197	7,207

Restructuring liabilities
	2004			2003

in CHF m	Personnel	Other	Total	Personnel	Other	Total

Balance January 1	65	27	92	75	51	126
Net additions charged to income statement	65	12	77	51	41	92
Write-offs/recoveries, net	(93)	(15)	(108)	(51)	(48)	(99)
Transfers, foreign exchange	(2)	0	(2)	(11)	(10)	(21)

Balance September 30	35	24	59	64	34	98

Accumulated other comprehensive income
			Unrealized		Minimum	Accumulated
	Gains/losses	Cumulative	gains/		pension	other com-
	cash flow	translation	(losses)		liability	prehensive
in CHF m	hedge	adjustment	on securities	1)	adjustment	income

Balance December 31, 2002	(34)	(2,302)	1,661		(581)	(1,256)
Change	(107)	(150)	(196)		74	(379)
Reclassification adjustments	2	221	(27)		0	196

Balance September 30, 2003	(139)	(2,231)	1,438		(507)	(1,439)

Balance December 31, 2003	3	(3,086)	1,141		(577)	(2,519)
Change	24	190	(302)		(86)	(174)
Reclassification adjustments	6	0	(92)		0	(86)

Balance September 30, 2004	33	(2,896)	747		(663)	(2,779)

1) Presented net of shadow adjustments and tax.

Earnings per share
					9 months

in CHF m	3Q2004	2Q2004		3Q2003	2004	2003

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	1,340	1,503		752	4,775	885
Income/(loss) from discontinued operations, net of tax	11	(46)		(477)	(100)	(351)
Extraordinary items, net of tax	0	0		0	0	5
Cumulative effect of accounting changes, net of tax	0	0		(12)	(6)	(553)

Net income/(loss) – as reported	1,351	1,457		263	4,669	(14)

Net income/(loss) available for common shares for basic EPS 1)	1,304	1,426		255	4,528	(14)

Net income/(loss) available for common shares for diluted EPS 2)	1,380	1,485		283	4,749	(14)

Weighted-average common shares outstanding for basic EPS	1,125,493,583	1,133,355,373		1,175,741,743	1,137,707,603	1,163,492,314
Effect of dilutive securities
Convertible securities	40,413,838	40,413,838		40,413,838	40,413,838	–	3)
Share options	6,553,407	8,535,264		11,739,776	8,348,328	5,847,716
Share awards	23,191,259	30,589,867	4)	3,796,476	27,642,028	–	3)

Adjusted weighted-average common shares for diluted EPS	1,195,652,087	1,212,894,342	4)	1,231,691,833	1,214,111,797	1,169,340,030

Basic earnings per share
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	1.15	1.30		0.64	4.08	0.76
Income/(loss) from discontinued operations, net of tax	0.01	(0.04)		(0.41)	(0.09)	(0.30)
Extraordinary items, net of tax	0.00	0.00		0.00	0.00	0.00
Cumulative effect of accounting changes, net of tax	0.00	0.00		(0.01)	(0.01)	(0.47)

Net income/(loss) available for common shares	1.16	1.26		0.22	3.98	(0.01)

Diluted earnings per share
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	1.14	1.26	4)	0.63	3.99	0.76
Income/(loss) from discontinued operations, net of tax	0.01	(0.04)		(0.39)	(0.08)	(0.30)
Extraordinary items, net of tax	0.00	0.00		0.00	0.00	0.00
Cumulative effect of accounting changes, net of tax	0.00	0.00		(0.01)	0.00	(0.47)

Net income/(loss) available for common shares	1.15	1.22	4)	0.23	3.91	(0.01)

1) In accordance with EITF 03-6, the basic earnings per share calculation considers the effect of participating securities. Specifically, the allocation of undistributed income related to the mandatory convertible securities is a reduction to the net income available to common shareholders for the purposes of the calculation. The mandatory convertible securities holders are not contractually obligated to participate in the losses of Credit Suisse Group, thus the calculation is not affected in a loss period.
2) Under the if converted method for calculating diluted EPS, the interest on the mandatory convertible securities is included, when the effect is dilutive.
3) For 9 months 2003 the computation of the diluted earnings per share excludes the effect of the potential exchange of convertible securities and deferred shares as the effect would be antidilutive.
4) Adjusted

Pension and post-retirement benefits
				9 months

in CHF m	3Q2004	2Q2004	3Q2003	2004	2003

Service costs on benefit obligation	102	106	106	327	315
Interest costs on benefit obligation	180	180	170	541	507
Expected return on plan assets	(235)	(236)	(240)	(706)	(717)
Amortisation of
Unrecognized transition obligation/(asset)	(2)	(1)	17	(4)	51
Prior service cost	10	9	10	28	29
Unrecognized (gains)/losses	10	11	9	31	27

Net periodic pension costs	65	69	72	217	212

Settlement (gains)/losses	(2)	2	0	0	(1)
Curtailment (gains)/losses	0	1	0	6	0
Disposals	0	0	1	0	5
Termination losses	5	2	14	12	41

Total pension costs	68	74	87	235	257

Credit Suisse Group previously disclosed in its financial statements for the year ended December 31, 2003, that it expected to contribute CHF 807 million to the pension plans in 2004. As of September 30, 2004, CHF 735 million of contributions have been made. Credit Suisse Group presently anticipates contributing an additional CHF 105 million to fund its pension plan in 2004 for a total of CHF 840 million.

Derivative instruments
	Trading			Hedging

		Positive	Negative		Positive	Negative
	Notional	replacement	replacement	Notional	replacement	replacement
As of September 30, 2004, in CHF bn	amount	value	value	amount	value	value

Interest rate products	14,325.0	166.6	164.5	72.9	2.5	0.4
Foreign exchange products	1,922.8	31.3	31.8	25.9	1.9	0.1
Precious metals products	14.4	0.9	2.5	0.0	0.0	0.0
Equity/index-related products	527.8	15.6	19.6	0.0	0.0	0.0
Other products	483.3	5.1	6.6	0.1	0.0	0.0

Total derivative instruments	17,273.3	219.5	225.0	98.9	4.4	0.5

	30.09.04		31.12.03

	Positive	Negative	Positive	Negative
	replacement	replacement	replacement	replacement
in CHF bn	value	value	value	value

Replacement values (trading and hedging) before netting	223.9	225.5	226.7	229.2

Replacement values (trading and hedging) after netting	51.9	53.5	56.6	59.1

Currency translation rates
	Average rate year-to-date			Closing rate

in CHF	3Q2004	2Q2004	3Q2003	30.09.04	30.06.04	31.12.03

1 USD	1.26	1.27	1.36	1.2595	1.2654	1.2357
1 EUR	1.55	1.55	1.51	1.5533	1.5290	1.5590
1 GBP	2.30	2.31	2.19	2.2680	2.2852	2.2023
100 JPY	1.16	1.17	1.15	1.1377	1.1653	1.1556

Financial instruments with off-balance sheet risk Guarantees The following table sets forth details of contingent liabilities associated with guarantees:
	Total gross amount		Total net amount 1)

in CHF m	30.09.04	31.12.03	30.09.04	31.12.03

Credit guarantees and similar instruments	10,601	10,147	8,700	8,194
Performance guarantees and similar instruments	6,994	5,540	6,052	4,841
Securities lending indemnifications	23,806	21,888	23,806	21,888
Market value guarantees	360,784	216,738	360,784	216,738
Other guarantees 2)	4,541	2,701	4,541	2,701

Total guarantees	406,726	257,014	403,883	254,362

1) Total net amount relates to gross amount less any participations.
2) Contingent considerations in business combinations, loans sold with recourse, residual value guarantees and other indemnifications.

The following table sets forth details of collateral in respect of guarantees:

	Mortgage	Other	Without	Total
As of September 30, 2004, in CHF m	collateral	collateral	collateral	2004

Credit guarantees and similar instruments	180	3,422	5,098	8,700
Performance guarantees and similar instruments	995	2,786	2,271	6,052
Securities lending indemnifications	0	23,806	0	23,806
Market value guarantees	0	182	360,602	360,784
Other guarantees	101	2,950	1,490	4,541

Total guarantees	1,276	33,146	369,461	403,883

As of September 30, 2004, the Group’s carrying value of amounts recorded for off-balance sheet risks listed in the table above was CHF 5.2 billion (CHF 5.8 billion as of December 31, 2003), including the replacement value of market value guarantees reported on-balance sheet of CHF 4.8 billion as of September 30, 2004 (CHF 5.7 billion as of December 31, 2003).

Guarantees provided by the Group are broadly classified as follows: Credit guarantees and similar instruments, Performance guarantees and similar instruments, Securities lending indemnifications, Market value guarantees and Other guarantees. Readers are referred to Note 38 “Financial instruments with off-balance sheet risk” on page F-83 of Credit Suisse Group’s Annual Report 2003 on Form 20-F for a further description of Guarantees.

The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.

In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknown loss contingencies (e.g. relating to litigation, tax and intellectual property matters and adequacy of claims reserves) from the acquirer to the seller. The Group closely monitors all such contractual agreements to ensure that indemnification provisions are adequately provided for in the Group’s financial statements.

In accordance with the terms of the Sale and Purchase Agreement (SPA) for Winterthur International, the Group is required to participate with the purchaser in a review for any adverse development of loss and unearned premium reserves during a three-year post-completion seasoning period, which expired on June 30, 2004. This seasoning process may result in a balancing payment being due to the purchaser. The provision recorded at September 30, 2004 for this sale-related contingency is based on an estimate prepared by an external independent actuary, utilizing data provided by the purchaser as of December 31, 2002. The Group agreed to an extension, suggested by the purchaser, to the originally specified timeline for the delivery of final (i.e., June 30, 2004) data. The purchaser has submitted to the Group on August 23, 2004 a preliminary draft Seasoned Net Reserves Statement. The purchaser’s emphasis of the preliminary nature of the draft Statement and the inconclusive data contained therein do not provide the Group with adequate information to assess the development of reserves subsequent to December 31, 2002. As a result, the Group is not in a position to update its estimate of the sale-related contingency or estimate a range of the possible outcomes thereof. The Group has formally requested the final Seasoned Net Reserves Statement from the purchaser, which the purchaser should deliver on or before November 23, 2004. The evaluation of the final Seasoned Net Reserve Statement and related data could result in an increase in the reserves for the Winterthur International sale-related contingency and the amount of such change could be significant. The eventual settlement of the reserve seasoning will be determined with the assistance of an independent actuary should the Group and the purchaser disagree on the final amount due under the SPA.

The Group provides indemnifications to certain counterparties in connection with its normal operating activities. The Group has determined that it is not possible to estimate the maximum amount it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other off-balance sheet commitments

The following table sets forth details of contingent liabilities associated with other off-balance sheet commitments:

	Total gross amount		Total net amount 1)

in CHF m	30.09.04	31.12.03	30.09.04	31.12.03

Irrevocable commitments under documentary credits	4,299	3,481	3,892	3,212
Undrawn irrevocable credit facilities	75,771	70,541	75,771	70,541
Forward reverse repurchase agreements	15,088	12,537	15,088	12,537
Other commitments	3,213	2,284	3,213	2,283

Total other off-balance sheet commitments	98,371	88,843	97,964	88,573

1) Total net amount relates to gross amount less any participations.

The following table sets forth details of collateral in respect of other off-balance sheet commitments:

	Mortgage	Other	Without	Total
As of September 30, 2004, in CHF m	collateral	collateral	collateral	2004

Irrevocable commitments under documentary credits	5	1,458	2,429	3,892
Undrawn irrevocable credit facilities	1,672	40,836	33,263	75,771
Forward reverse repurchase agreements	0	15,088	0	15,088
Other commitments	0	351	2,862	3,213

Total other off-balance sheet commitments	1,677	57,733	38,554	97,964

As of September 30, 2004, the Group’s carrying value of amounts recorded for off-balance sheet risks listed in the table above was CHF 0 million (CHF 44 million as of December 31, 2003).

Other off-balance sheet commitments of the Group are broadly classified as follows: Irrevocable commitments under documentary credits, Undrawn irrevocable credit facilities, Forward reverse repurchase agreements and Other commitments. Readers are referred to Note 38 “Financial instruments with off-balance sheet risk” on page F-85 of Credit Suisse Group’s Annual Report 2003 on Form 20-F for a further description of Other off-balance sheet commitments.

Variable interest entities

FIN 46R “Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51”, requires the Group to consolidate all variable interest entities (VIEs) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. The Group consolidates all VIEs for which it is the primary beneficiary.

As a normal part of its business, the Group engages in transactions with entities that are considered VIEs. These transactions include selling or purchasing assets, acting as a counterparty in derivatives transactions and providing liquidity, credit or other support. Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investment opportunities, and as part of these activities, the Group may retain interests in VIEs.

The Group’s involvement with VIEs may be broadly grouped into three primary categories: Collateralized debt obligations (CDOs), Commercial paper conduits and Financial intermediation. Readers are referred to Note 2 “Recently issued accounting standards” on page F-18 and Note 40 “Variable interest entities” on page F-88 of Credit Suisse Group’s Annual Report 2003 on Form 20-F for a further description of the Group’s policy on consolidation of VIEs and a description of the nature of the Group’s involvement with these entities.

In the third quarter of 2004, the Group recorded revenue of CHF 211 million as a result of the consolidation of VIEs under FIN 46R. Net income was unaffected as offsetting minority interests were recorded in the condensed consolidated statements of income.

The following table summarizes the estimated total assets by category related to non-consolidated VIEs:

in CHF m	30.09.04

Collateralized debt obligations	54,455
Commercial paper conduits	5,113
Financial intermediation	93,120

Total	152,688

The following table summarizes the total assets, by category, related to VIEs consolidated as a result of the Group being the primary beneficiary:

in CHF m	30.09.04

Collateralized debt obligations	1,674
Commercial paper conduits	3
Financial intermediation	4,936

Total assets consolidated pursuant to FIN 46R	6,613

Excludes assets and liabilities within VIEs that are wholly-owned within the Group and for which no external interests exist.

Collateralized debt obligations

As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization.

The Group has consolidated all CDO VIEs for which it is the primary beneficiary resulting in the inclusion by the Group of approximately CHF 1.7 billion of assets and liabilities of these VIEs. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Group’s maximum loss exposure is equal to the carrying value of these retained interests, which are reported as trading assets and carried at fair value and totaled CHF 1.1 billion as of September 30, 2004.

Commercial paper conduits

During 2004, the Group acted as the administrator and provider of liquidity and credit enhancement facilities for several commercial paper conduit vehicles (CP conduits). The Group does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits.

The Group’s commitments to CP conduits consist of obligations under liquidity and credit enhancement agreements.

As of September 30, 2004, the Group’s maximum loss exposure to non-consolidated CP conduits was CHF 10.5 billion, which consisted of CHF 5.1 billion of funded assets and the CP conduits’ commitments to purchase CHF 5.4 billion of additional assets.

The Group believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduits, after giving effect to related asset-specific credit enhancements primarily provided by the clients, must be classified as investment grade when acquired by the CP conduits.

Financial intermediation

The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The investors typically retain the risk of loss on such transactions but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk.

As a financial intermediary, the Group may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Group also owns securities issued by the VIEs structured to provide clients with investment opportunities, for market-making purposes and as investments. The Group’s maximum loss exposure to VIEs related to financial intermediation activities is estimated to be CHF 67.0 billion, as of September 30, 2004, which represents the total assets of the VIEs in which Credit Suisse First Boston is involved (CHF 61.0 billion) and the fair value of all contracts held by Credit Suisse (CHF 5.8 billion) and Winterthur (CHF 179 million). However, in many cases Credit Suisse First Boston’s actual maximum risk of loss is limited to the contractual or fair value of the contracts with the VIEs. Further, the Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including hedging strategies and the risk of loss that is retained by investors.

INFORMATION FOR INVESTORS

Information for investors

Ticker Symbols / Stock exchange listings
	Bloomberg	Reuters	Telekurs

SWX Swiss Exchange/virt-x	CSGN VX	CSGN.VX	CSGN,380
New York Stock Exchange (ADS) 1)	CSR US	CSR.N	CSR,065

	CSG share	ADS

Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number		225 401 108

1) 1 ADS represents 1 registered share.

Share data
	30.09.04	30.06.04	31.12.03

Shares issued	1,211,270,326	1,196,905,615	1,195,005,914
Treasury shares	(101,878,058)	(90,440,621)	(64,642,966)

Shares outstanding	1,109,392,268	1,106,464,994	1,130,362,948

Share price
				9 months

in CHF	3Q2004	2Q2004	3Q2003	2004	2003

High (closing price)	43.99	46.40	48.65	48.93	48.65
Low (closing price)	37.35	42.55	34.75	37.35	20.70

Ratings
Standard
	Moody's	& Poor's	Fitch Ratings

Credit Suisse Group
Short term	–	A-1	F1+
Long term	Aa3	A	AA-
Outlook	Stable	Stable	Stable

Credit Suisse
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Stable

Credit Suisse First Boston
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Stable

Winterthur
Insurer financial strength	A1	A-	A+
Outlook	Stable	Stable	Stable

Financial calendar
Fourth quarter/full-year results 2004	Thursday, February 17, 2005

Annual General Meeting	Friday, April 29, 2005

First quarter results 2005	Wednesday, May 4, 2005

Enquiries
Credit Suisse Group
Investor Relations
Marc Buchheister, Manuela Luzio
Tel. +41 1 333 3169/+41 1 332 6098
Fax +41 1 333 2587

Credit Suisse Group
Media Relations
Andres Luther, Jan Vonder Mühll
Tel. +41 1 333 8844
Fax +41 1 333 8877

In this year’s corporate reports we have chosen to feature a number of individuals whose achievements reflect particular values of Credit Suisse Group. This report features Jacques and Natalie Vermeir, owners of an exclusive chain of restaurants. Customer satisfaction achieved through courteous service is a distinguishing feature of their business. This ensures that customers return again and again.

Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich
Switzerland
Tel. + 4 1 1 212 1616
Fax + 4 1 1 333 2587
www.credit-suisse.com

5520144

English

QUARTERLY RESULTS 2004   Q3

DISCLAIMER

Cautionary Statement regarding forward-looking information

This presentation contains forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed with the US Securities and Exchange
Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

RESULTS OVERVIEW

in CHF m

3Q04

   vs
3Q03

   vs
9M03

9M04

Private Banking achieved a lower result in view of the seasonal weakness in the third quarter and a challenging market environment

Corporate & Retail Banking recorded a good quarterly result

Rebound of fixed income trading and solid advisory business at Institutional Securities but lower investment-related gains at Wealth & Asset Management

Further strengthening of underlying earnings power at Winterthur

Third quarter 2004 net income at Credit Suisse First Boston and Winterthur included favorable tax impacts totaling CHF 257 m

   vs
2Q04

Net revenues

41,817

8%

11,753

(13)%

0%

Total operating expenses

(18,508)

(7)%

(5,939)

(5)%

(4)%

Net income

4,669              –

1,351

(7%)

414%

Basic earnings per share (in CHF)

3.98

1.16

Return on equity

17.7%

15.3%

CREDIT SUISSE GROUP
REVENUES AFFECTED BY REDUCED CLIENT ACTIVITY

in CHF bn

Private Banking and
Corporate & Retail Banking

Institutional Securities and
Wealth & Asset Management

Life & Pensions and
Non-Life

2.6

2.5

-6%

3.3

3.7 *

21.0

20.6

9M04

9M03

*    Excluding minority interest revenues relating to the FIN 46R consolidation amounting to CHF 222 m and CHF 515 m in 3Q04 and 2Q04, respectively

2.8

3Q04

3Q03

2Q04

3Q04

3Q03

2Q04

4.1*

+2%

-11%*

-13%

+10%*

CREDIT SUISSE GROUP
IMPROVED YEAR-TO-DATE COST/INCOME RATIO

Insurance underwriting, acquisition and
administration expenses

Banking compensation and
benefits

Other expenses 2)

1)   Excluding results from Life & Pensions and Non-Life and excluding minority interest revenues relating to the FIN 46R consolidation amounting to CHF 222 m, CHF 515 m and
      CHF 108 m in 3Q04, 2Q04 and 1Q04, respectively

2)   Including restructuring charges

6.2

6.3

6.3

6.3

in CHF bn

Consolidated total operating expenses

4Q03

3Q03

1Q04

2Q04

3Q04

5.9

                         79%                                                     79%                  70%                                                72%                  74%             Year-to-date cost/income ratio 1)

-5%

+2%

-9%

-6%

CREDIT SUISSE GROUP
CONTINUED FAVORABLE CREDIT TRENDS

in CHF m

Provision for credit losses

34

54

(21)

191

(47)

218

113

80

10

4Q03

3Q03

1Q04

2Q04

3Q04

Credit Suisse

Credit Suisse
First Boston

Winterthur and Corporate
Center

133

52

80

18

38

24

CREDIT SUISSE GROUP
IMPROVING LOAN BOOK

8.8

7.2

6.4

Impaired loans

in CHF bn

Coverage ratio

in %

4Q03

3Q03

1Q04

2Q04

3Q04

4Q03

3Q03

1Q04

2Q04

3Q04

80.0%

61.2%

Credit Suisse

Credit Suisse
First Boston

5.7

5.2

Credit Suisse

Credit Suisse
First Boston

Winterthur

-41%

16
15
14
13
12
11
10
9
8
7
6

CREDIT SUISSE GROUP
Slide 7

CREDIT SUISSE GROUP
CAPITAL RATIOS REMAIN AT A HIGH LEVEL

201.2

in %

BIS tier 1 ratio 1)

4Q03

3Q03

1Q04

2Q04

3Q04

     Risk-weighted assets 1)

in CHF bn

12.1%

4Q03

3Q03

1Q04

2Q04

3Q04

11.8%

8.5%

Credit Suisse
Group

Credit Suisse

Credit Suisse
First Boston

190.1

197.4

1)   All calculations through December 31, 2003, are on the
      basis of Swiss GAAP

202.6

203.6

Credit Suisse

Credit Suisse
First Boston

Other

PRIVATE BANKING
LOWER RESULTS AFFECTED BY SEASONALITY AND CHALLENGING
MARKET ENVIRONMENT

Net income

in CHF m

9M03

9M04

1Q04

2Q04

3Q04

3Q03

4Q03

681

511

510

629

665

1,307

1,857

+42%

-23%

PRIVATE BANKING
REDUCED MARKET VOLUMES RESULTING IN LOW
TRANSACTION-RELATED REVENUES

72.2

61.6

60.5

57.8

1,644

994

1,869

1,716

FY
2003

FY
2002

9M04

3Q04

3Q03

2Q04

3Q04

All other revenues

Commissions and fees

Operating
expenses

in %

Cost/income ratio

Revenues & expenses

in CHF m

1,083

1,021

-12%

-8%

PRIVATE BANKING
STABLE ASSET-DRIVEN MARGIN BUT REDUCED CLIENT ACTIVITY

Key drivers in 3Q04

Gross margin

in bp

Asset-driven

Transaction-driven

Other

137

142

146

Seasonality and challenging market
environment leading to reduced
transaction-related revenues

4Q03

3Q03

1Q04

2Q04

3Q04

7

20

13

82

75

77

57

47

47

139

81

48

10

122

81

4

37

Stable asset-driven margin

9M03

9M04

130

7

78

45

136

8

81

47

   Assets under management

Net new assets

in CHF bn

8.4

4.3

10.8

541

511

505

544

4Q03

3Q03

1Q04

2Q04

3Q04

4Q03

3Q03

1Q04

2Q04

3Q04

in CHF bn

Year-to-date
annualized
in %

3.8

7.9

537

5.9

3.8

PRIVATE BANKING
STRONG YEAR-TO-DATE NET ASSET INFLOWS DESPITE RECENT
SLOWDOWN

2003 & 9M04 quarterly average

CORPORATE & RETAIL BANKING
SOLID RESULTS DESPITE LOWER TRADING REVENUES

Net income

in CHF m

9M03

9M04

1Q04

2Q04

3Q04

3Q03

4Q03

189

199

218

50

256

536

644

+20%

-22%

CORPORATE & RETAIL BANKING
SOLID UNDERLYING REVENUES

527

in %

Cost/income ratio

Revenues & expenses

808

in CHF m

3Q03

2Q04

3Q04

553

904

546

Net revenues

Operating expenses

950

+136

Changes in fair value of interest rate derivatives used for risk management purposes that do not qualify for hedge
accounting:

+134

+6

-15%

-5%

91.6

65.4

65.2

61.8

2003

2002

9M04

3Q04

CORPORATE & RETAIL BANKING
FAVORABLE CREDIT ENVIRONMENT

234

166

128

9M02

9M03

9M04

Provision for credit losses

in CHF m

77

60

20

3Q03

2Q04

3Q04

-67%

-23%

INSTITUTIONAL SECURITIES
RECOVERY IN FIXED INCOME TRADING REVENUES AND TAX
RELEASE DRIVE RESULTS IMPROVEMENT

Net income

in CHF m

9M03

9M04

1Q04

2Q04

3Q04

3Q03

4Q03

623

292 *

130

96

129 *

796

1,044 *

+31%

+126%

*    Including the release of tax contingency accruals of CHF 126 m and CHF 27 m in 3Q04 and 2Q04, respectively

INSTITUTIONAL SECURITIES
FIXED INCOME TRADING REBOUND;
CHALLENGING EQUITY MARKETS CONTINUE

Equity trading revenues

in CHF m

Fixed Income trading revenues

in CHF m

4Q03

3Q03

1Q04

2Q04

3Q04

4Q03

3Q03

1Q04

2Q04

3Q04

668

884

1,869

1,012

841

659

1,105

843

1,348

696

+33%

+102%

-17%

-17%

4Q03

3Q03

1Q04

2Q04

3Q04

939

839

840

902

INSTITUTIONAL SECURITIES
M&A ADVISORY IMPROVEMENTS AMID WEAKER UNDERWRITING
ENVIRONMENT

Debt underwriting

Advisory

Equity underwriting

in CHF m

Investment Banking revenues

868

+27%

-5%

-40%

-4%

INSTITUTIONAL SECURITIES
OPERATING EXPENSES

Total operating expenses

in CHF bn

4Q03

3Q03

1Q04

2Q04

3Q04

1)   Excluding minority interest revenues relating to the FIN 46R consolidation amounting to CHF 48 m, CHF 53 m and CHF 40 m in 3Q04, 2Q04 and 1Q04,
      respectively, and minority interest expense relating to the FIN 46R consolidation amounting to CHF 4 m in 3Q04

2.8

Pre-tax margin 1)

in %

9.7

22.2

4.6

4Q03

3Q03

1Q04

2Q04

3Q04

10.9

7.7

Compensation and benefits

Other operating expenses

2.9

3.1

2.5

2.4

+19%

-13%

WEALTH & ASSET MANAGEMENT
NET INCOME PRIMARILY DRIVEN BY
INVESTMENT-RELATED GAINS

Net income

in CHF m

9M03

9M04

1Q04

2Q04

3Q04

3Q03

4Q03

136

30

73

26

301

207

467

+126%

-90%

WEALTH & ASSET MANAGEMENT
VOLATILE INVESTMENT-RELATED GAINS;
LOWER ASSET MANAGEMENT FEES

711

1)   Excluding CHF 174 m, CHF 462 m, and CHF 68 m, in 3Q04, 2Q04 and 1Q04, respectively, in minority interest revenues relating to the FIN 46R consolidation

in CHF m

Revenues by division 1)

4Q03

3Q03

1Q04

2Q04

3Q04

635

-16%

-39%

956

798

1,037

Alternative Capital Division

Private Client Services

Credit Suisse Asset
Management

Investment related gains & Other

+7%

-17%

-84%

WEALTH & ASSET MANAGEMENT
NET NEW ASSETS IMPROVED IN ACD

    Assets under management 1)

Net new assets 1)

in CHF bn

4Q03

3Q03

1Q04

2Q04

3Q04

4Q03

3Q03

1Q04

2Q04

3Q04

in CHF bn

Private Client
Services

Credit Suisse
Asset Management

Alternative Capital
Division (“ACD”)

2.7

495

475

498

(6.7)

1.2

0.6

489

488

(0.5)

1)   Includes assets managed on behalf of other entities within Credit Suisse Group

LIFE & PENSIONS
FURTHER STRENGTHENING OF UNDERLYING EARNINGS POWER

Net income

in CHF m

9M03

9M04

1Q04

2Q04

3Q04

3Q03

4Q03

139

164 *

(41)

(176)

67

(1,859)

370 *

+145%

*    Including an increase in the valuation of deferred tax assets on net operating losses created in prior years in the amount of CHF 72 m

LIFE & PENSIONS
STRONG GROWTH IN UNIT-LINKED BUSINESS AND
CONTINUED COST REDUCTION

in CHF m

Total business volume

Underwriting, acquisition and
administration expenses

12,585

12,819

1,183

1,235

Underwriting and
acquisition expenses

Administration
expenses

Policyholder
deposits

Gross
premiums
written

9M03

9M04

9M03

9M04

in CHF m

+2%

-4%

+26%

-8%

-8%

+3%

LIFE & PENSIONS
HIGHER INVESTMENT INCOME DRIVEN BY LOWER REALIZED LOSSES

0.7%

4.7%

3.9%

3.9%

0.8%

4.6%

Realized gains / (losses)

Net current income

Net investment return

9M03

9M04

9M03

9M04

Realized gains / (losses)

in CHF bn

(0.83)

1.45

(1.73)

2.25

Realized losses

Realized gains

NON-LIFE
FURTHER STRENGTHENING OF UNDERLYING EARNINGS POWER

Net income

in CHF m

9M03

9M04

1Q04

2Q04

3Q04

3Q03

4Q03

103

198 *

(612)

55

82

(429)

383 *

+141%

*    Including an increase in the valuation of deferred tax assets on net operating losses created in prior years in the amount of CHF 59 m

NON-LIFE
IMPROVED UNDERWRITING RESULT AND
TARIFF-DRIVEN GROWTH

2,045

2,068

Underwriting and
acquisition

expenses

Administration

expenses

Underwriting, acquisition and
administration expenses

in CHF m

Combined ratio

Expense
ratio

Claims
ratio

in %

102.5

99.7

27.1

25.5

75.4

74.2

9M03

9M04

9M03

9M04

in CHF m

Net premiums earned

7,637

8,020

9M03

9M04

-2.8ppts

0%

-3%

+5%

NON-LIFE
HIGHER INVESTMENT INCOME DRIVEN BY LOWER REALIZED LOSSES

9M03

9M04

(0.18)

0.38

(0.35)

0.40

Realized losses

Realized gains

Realized gains / (losses)

in CHF bn

Net investment return

0.3%

4.7%

3.7%

3.6%

1.1%

4.0%

9M03

9M04

Realized gains / (losses)

Net current income

OUTLOOK

Our businesses are well-positioned to seize growth opportunities

We have the people, the capital strength and the know-how to improve our platform, as well as the determination to realize our full potential

We aim to close remaining gaps while continuing to offer our clients outstanding products and services that create value in a less predictable market environment

We are confident to achieve a good result for the full year 2004, but financial services markets are not anticipated to grow significantly over the next few quarters

Earnings growth is expected to be achieved primarily through tight cost management and increased market shares

The Group’s new integrated management structure will further enhance cooperation throughout the company and allow clients to be served across multiple business lines

This should pave the way for the more efficient allocation of capital and other resources, which will be deployed with a view to expanding key businesses

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP (Registrant)

Date November 4, 2004	By:	/s/ David Frick
(Signature)*
*Print the name and title of the signing officer under his signature		Head of Group Legal & Compliance

/s/ Karin Rhomberg Hug
Head of Group Communications